Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

CLEARWATER PAPER CORPORATION,

SAND DOLLAR ACQUISITION CORPORATION

and

CELLU TISSUE HOLDINGS, INC.

Dated as of September 15, 2010

i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		25
4.1	Corporate Organization	25
4.2	Authority	25
4.3	Consents and Approvals	26
4.4	Legal Proceedings	26
4.5	Financing	26
4.6	Ownership of Company Common Stock	27
4.7	Absence of Certain Agreements	27
4.8	No Other Representations or Warranties	28

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		28
5.1	Conduct of Business Pending the Effective Time	28

ARTICLE VI ADDITIONAL AGREEMENTS		31
6.1	Proxy Statement	31
6.2	Company Stockholders’ Meeting	32
6.3	Third Party Consents and Regulatory Approvals	33
6.4	No Solicitation	35
6.5	Access to Information; Notice	39
6.6	Employment and Benefit Matters	40
6.7	Indemnification	42
6.8	Additional Agreements	44
6.9	Publicity	44
6.10	Rule 16b-3 Actions	44
6.11	Other Actions	45
6.12	Financing	45
6.13	Litigation	48
6.14	No Control of Other Party’s Business	49
6.15	Director Resignations	49
6.16	Stock Exchange De-Listing	49
6.17	Debt Tender Offer	49
6.18	Shareholders’ Agreement	51

ARTICLE VII CONDITIONS PRECEDENT TO THE CONSUMMATION OF THE MERGER		51
7.1	Conditions to Each Party’s Obligations To Effect the Merger	51
7.2	Conditions to the Obligations of Parent and Merger Sub	52
7.3	Conditions to the Obligations of the Company	53
7.4	Frustration of Closing Conditions	53

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		53
8.1	Termination	53
8.2	Effect of Termination	55
8.3	Amendment	56
8.4	Extension; Waiver	57

ii

ARTICLE IX MISCELLANEOUS		57
9.1	Nonsurvival of Representations, Warranties and Agreements	57
9.2	Expenses	57
9.3	Notices	57
9.4	Interpretation	59
9.5	Counterparts	59
9.6	Entire Agreement	59
9.7	Governing Law; Jurisdiction and Venue; WAIVER OF JURY TRIAL	59
9.8	Severability	60
9.9	Assignment; Reliance of Other Parties	60
9.10	Time is of the Essence	60
9.11	Parent Guarantee	60
9.12	Specific Performance	61
9.13	No Liability	61
9.14	Definitions	61

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 15, 2010 (the “Agreement”), by and among Clearwater Paper Corporation, a Delaware corporation (“Parent”), Sand Dollar Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Cellu Tissue Holdings, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Section 9.14.

WHEREAS, the Company Board, acting upon the unanimous recommendation of a committee of the Company Board (the “Transaction Committee of the Board of Directors”), and the respective boards of directors of Parent and Merger Sub have each unanimously approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the DGCL, and have approved and declared advisable this Agreement;

WHEREAS, simultaneously with the execution of this Agreement, Parent and the stockholder parties named therein (the “Stockholder Parties”) have entered into the agreement attached hereto as Exhibit A (the “Voting Agreement”) pursuant to which, and subject to the terms thereof, the Stockholder Parties have agreed, among other things, to vote their shares of Company Common Stock in favor of the adoption and approval of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall merge with and into the Company. The Company shall continue as the surviving corporation (the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

1.2 Closing; Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of Pillsbury Winthrop Shaw Pittman LLP, 50 Fremont Street, San Francisco, CA, unless another place is agreed to in writing by the parties hereto, at 8:00 a.m., local time, on a date (the “Closing Date”) specified by the parties, which date shall be no later than two (2) Business Days after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that relate to action to be taken at the Closing, but subject to the satisfaction or waiver of those conditions), unless this Agreement has been theretofore terminated pursuant to its terms or unless extended by mutual written agreement of the parties. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article VII, the Merger shall become effective upon the filing with the Secretary of State of the State of Delaware of a certificate of merger (the “Certificate of Merger”), and the parties shall take all reasonable further actions as may be required by the DGCL to make the Merger effective. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the appropriate provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall possess all the properties, rights, privileges, powers and franchises, and be subject to all of the restrictions, disabilities and duties, of the Company and Merger Sub, as provided under Section 259 of the DGCL.

1.4 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation, as amended, of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth in Exhibit B hereto and as so amended shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided therein and in accordance with applicable Law (the “Surviving Corporation Charter”). From and after the Effective Time, the Bylaws, as amended, of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety as set forth in Exhibit C hereto, and as so amended shall be the Bylaws of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable Law (the “Surviving Corporation Bylaws”).

1.5 Directors and Officers of the Surviving Corporation.

(a) From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation Bylaws.

(b) From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation Bylaws.

ARTICLE II

EFFECT OF THE MERGER ON COMPANY

CAPITAL STOCK; EXCHANGE OF SHARES

2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or of the holder of any shares of the capital stock of the Company or the holder of any share of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of the common stock, $0.01 par value per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation.

(b) Cancellation of Certain Stock. All shares of Company Common Stock that are owned by the Company (whether held in treasury or otherwise) or by any wholly-owned Subsidiary of the Company, and any shares of Company Common Stock owned by Parent or Merger Sub or by any of their respective Subsidiaries immediately prior to the Effective Time, shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Subject to Section 2.2 and Section 2.4, each share of Company Common Stock (other than shares to be cancelled in accordance with Section 2.1(b) and Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive $12.00 per share, payable to the holder thereof in cash, without interest (the “Merger Consideration”). From and after the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (each, a “Certificate” and collectively, the “Certificates”) or book-entry share (each, a “Book-Entry Share” and collectively, the “Book-Entry Shares”) representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.2.

(d) Company Stock Options and Company Restricted Stock.

(i) Except as otherwise agreed in writing by Parent and the Company prior to the Effective Time, immediately prior to the Effective Time, all Company Stock Options, whether or not then exercisable, shall be cancelled by the Company and shall no longer be outstanding thereafter. In consideration for such cancellation, the holder thereof shall thereupon be entitled to receive, at the Effective Time, a cash payment, without interest, from the Company in respect of such cancellation in an amount (if any) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option, whether or not then exercisable, and (y) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Stock Option.

(ii) All cash payments to holders of Company Stock Options and vesting of Company Restricted Stock shall be treated as compensation and shall be net of any applicable federal, state, foreign or other withholding Tax.

(iii) Any right of repurchase, risk of forfeiture or other condition under any restricted stock agreement outstanding immediately prior to the Effective Time shall lapse and any vesting thereon shall fully accelerate, in each case, as of immediately prior to the Effective Time.

(iv) At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that may be necessary to effectuate the provisions of this Section 2.1(d).

2.2 Exchange of Certificates and Book-Entry Shares. The procedures for exchanging Certificates and Book-Entry Shares for the Merger Consideration are as follows:

(a) Paying Agent. Prior to the Effective Time, Parent shall (i) designate, or cause to be designated, a bank or trust company that is reasonably acceptable to the Company (the “Paying Agent”) and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent to act as agent for the payment of the Merger Consideration to the holders of Certificates and Book-Entry Shares entitled thereto. On or before the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent funds in an amount sufficient to make the payments contemplated by Section 2.1(c) in accordance with the procedures set forth in Section 2.2(b) (such funds, the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. In the event the Exchange Fund shall be insufficient to make all such payments, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount that is equal to the deficiency in the amount of funds required to make such payments, and Parent and Surviving Corporation shall in any event be liable for payment thereof. The Paying Agent shall make payments of the Merger Consideration out of the Exchange Fund in accordance with this Agreement.

(b) Exchange Procedures. Promptly after the Effective Time (and in no event later than five (5) Business Days thereafter), Parent or the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Shares which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon surrender of the Certificates (or affidavits of loss in lieu thereof pursuant to Section 2.2(g) hereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares) as Parent and the Company may mutually agree or the Paying Agent may reasonably specify), and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of a Certificate together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions or receipt of an “agent’s message” with respect to a Book-Entry Share, the holder of such Certificate or such Book-Entry Share shall be entitled to receive in exchange therefor cash equal to the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificate or such Book-Entry Share, and the Certificate or Book-Entry Share so surrendered shall immediately be cancelled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of Company, payment may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate or such Book-Entry Share is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate or Book-Entry Share, as applicable, shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender the Merger Consideration. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate or Book-Entry Share.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration delivered upon the surrender for exchange of Certificates (or affidavit of loss in lieu thereof) or receipt of an “agent’s message” with respect to Book-Entry Shares, as applicable, in accordance with the terms hereof shall be deemed to have been delivered (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented thereby, and from and after the Effective Time the stock transfer books of Company shall be closed, and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled against delivery of the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share in accordance with this Agreement, except as otherwise provided by Law.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holder of a Certificate or a Book-Entry Share (other than Dissenting Shares) who has not previously complied with this Section 2.2 prior to the end of such twelve (12) month period shall thereafter look only to Parent for payment of its claim for the Merger Consideration upon compliance with the instructions in the form of letter of transmittal referred to in Section 2.2(b), without any interest thereon.

(e) No Liability. To the extent permitted by applicable Law, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent or any of their respective Affiliates shall be liable to any Person in respect of Merger

Consideration delivered to a public official pursuant to the requirements of any applicable abandoned property, escheat or similar Law.

(f) Investment of Exchange Fund. The Paying Agent shall invest the Exchange Fund as reasonably directed by Parent; provided, however, that such investments shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Any net profit resulting from, or interest or income produced by, such investments shall be placed in the Exchange Fund and be payable to Parent.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or the Paying Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

2.3 Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock (the “Dissenting Shares”) that are issued and outstanding immediately prior to the Effective Time and that are held of record by Company Stockholders who, in accordance with Section 262 of the DGCL (the “Appraisal Rights Provisions”), (i) have not voted in favor of adopting this Agreement, (ii) shall have demanded properly in writing appraisal for such shares, (iii) have otherwise complied in all respects with the Appraisal Rights Provisions, and (iv) have not effectively withdrawn, lost or failed to perfect their rights to appraisal (the “Dissenting Stockholders”), will not be converted into the right to receive the Merger Consideration, but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and shall cease to exist and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive only those rights provided under the Appraisal Rights Provisions; provided, however, that all shares or former shares of Company Common Stock held by such Company Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares or former shares of Company Common Stock under the Appraisal Rights Provisions shall thereupon be deemed to have been cancelled and to have been converted, as of the Effective Time, into the right to receive the Merger Consideration relating thereto, without interest, in the manner provided in Sections 2.1(c) and subject to Section 2.2 and Section 2.4.

(b) The Company shall give Parent and Merger Sub prompt written notice of any demands received by the Company for appraisal with respect to shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands subject, prior to the Effective Time, to consultation with the Company. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle or negotiate, any such demands.

2.4 Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration or consideration otherwise payable pursuant to this Agreement to any holder of a Certificate, a Book-Entry Share, Company Restricted Stock or a Company Stock Option, as the case may be, such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable provision of Law. To the extent that amounts are so withheld and remitted to the appropriate Taxing Authority by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such deducted, withheld and remitted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company SEC Reports filed by the Company on the SEC’s Edgar system on or after January 1, 2009 and prior to the date hereof (but only to the extent a particular disclosure therein is disclosed in such a way that it is readily apparent based on the substance of such disclosure that such disclosure is applicable to any representation and warranty contained in Article III of this Agreement, and excluding any exhibits thereto and any disclosures therein under the caption “Risk Factors,” and any other disclosures therein of risks that are predictive or forward-looking in nature) or (b) the disclosure schedule delivered by the Company to Parent on the date hereof (the “Company Disclosure Schedule”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that (i) an item disclosed in any Section of the Company Disclosure Schedule shall be deemed to have been disclosed for each other Section of this Agreement to the extent the relevance of such disclosure to such other Section of this Agreement is reasonably apparent on the face of such disclosure and (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item constitutes a Company Material Adverse Effect), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. The Certificate of Incorporation and the Bylaws of the Company, copies of which have previously been made available to Parent and Merger Sub, are true, correct, and complete copies of such documents as currently in effect.

(b) Section 3.1(b) of the Company Disclosure Schedule sets forth a list of the Subsidiaries of the Company, and for each of the Company and its Subsidiaries, sets forth its jurisdiction of incorporation or organization. Each of the Company’s Subsidiaries is directly or indirectly wholly-owned by the Company. All the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company have been validly issued and are fully paid and nonassesable and are owned by the Company, directly or indirectly, free and clear of all Encumbrances. Except for its interests in the Subsidiaries of the Company, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. Neither the Company, nor any of its Subsidiaries, has any obligation to make any capital contributions, or otherwise provide assets or cash to any Person. Each of the Company’s Subsidiaries is a corporation, partnership or limited liability company, as applicable, duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of the Company’s Subsidiaries has all requisite power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each of the Company’s Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. The Organizational Documents of each of the Company’s Subsidiaries, copies of which have previously been made available to Parent and Merger Sub, are true, correct, and complete copies of such documents as currently in effect.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, $0.01 par value per share (the “Company Preferred Stock”). At the close of business on September 14, 2010, there were 20,186,892 shares of Company Common Stock and no shares of Company Preferred Stock issued and outstanding. At the close of business on September 14, 2010, there were no shares of Company Common Stock and no shares of Company Preferred Stock held in the treasury of the Company. All issued and outstanding shares of Company Common Stock have been, and all shares of Company Common Stock that may be issued pursuant to the exercise of outstanding Company Stock Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof except as required by Law. There are no bonds, debentures, notes or other indebtedness having general voting rights, or convertible into securities having such rights (“Voting Debt”), of the Company or its Subsidiaries issued and outstanding. Except for the Company Stock Plans or as reflected in Section 3.2(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold any shares of Company Common Stock or Company Preferred Stock or any other equity security or Voting Debt of the Company or any of its Subsidiaries or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of Company Common Stock or Company Preferred Stock or any other equity security or Voting Debt of the Company or any of its Subsidiaries or obligating Company or any of its Subsidiaries to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or any other similar agreements. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests or Voting Debt of the Company or any of its Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries. No Subsidiary of the Company owns any shares of Company Common Stock.

(b) As of the date hereof, the Company had outstanding Company Stock Options to purchase 968,361 shares of Company Common Stock. All such Company Stock Options have been granted pursuant to the Company Stock Plans. Section 3.2(b) of the Company Disclosure Schedule sets forth (i) the name of each holder of a Company Stock Option, (ii) the date each Company Stock Option was granted, (iii) the number of vested and unvested shares of Company Common Stock subject to each such Company Stock Option, (iv) the price at which each such Company Stock Option may be exercised, and (v) the vesting terms of each Company Stock Option.

(c) As of the date hereof, the Company had outstanding 9,615 shares of Company Common Stock that are subject to vesting over time or satisfaction of any condition (the “Company Restricted Stock”), all of which have been issued pursuant to the Company Stock Plans. Section 3.2(c) of the Company Disclosure Schedule sets forth (i) the name of each holder of Company Restricted Stock, (ii) the date the Company Restricted Stock was issued, (iii) the number of shares of Company Restricted Stock held by each holder, and (iv) the vesting terms of each grant of Company Restricted Stock. Except for the Company Restricted Stock, there are no shares of Company Common Stock outstanding that are subject to vesting over time or upon the satisfaction of any condition precedent, or which are otherwise subject to any right or obligation of repurchase or redemption on the part of the Company.

(d) There are no voting trusts or other agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of Company Common Stock or any capital stock of, or other equity interest of, the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect.

3.3 Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and perform its obligations hereunder, subject to adoption and approval of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Company Stockholders’ Meeting”). The approval, execution, delivery and performance of this Agreement and the approval of the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the approval, execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby, except for the adoption and approval of this Agreement by the Company Stockholders and the filing of the Certificate of Merger with the Secretary of the State of Delaware. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

(b) On or prior to the date of this Agreement, the Company Board (upon the unanimous recommendation of the Transaction Committee of the Board of Directors) has, at a meeting duly called and held in which all directors were present, unanimously adopted resolutions (i) approving this Agreement and the Merger, (ii) declaring this Agreement and the Merger advisable and fair to, and in the best interest of, the Company and the Company Stockholders, and directing that this Agreement be submitted to the Company Stockholders for their approval and adoption, and (iii) recommending to the Company Stockholders that they vote in favor of adopting and approving this Agreement in accordance with the terms hereof, which resolutions, subject to Section 6.4, have not been subsequently withdrawn or modified in a manner adverse to Parent.

(c) The Transaction Committee of the Board of Directors has unanimously recommended that the Company Board adopt and approve this Agreement and the transactions contemplated hereby, including the Merger, which recommendation, subject to Section 6.4, has not been subsequently withdrawn or modified in a manner adverse to Parent.

(d) The only vote of the holders of any class or series of capital stock or other securities of the Company necessary to approve and adopt this Agreement or to consummate the Merger is the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock, voting together as a single class, at the Company Stockholders’ Meeting or any adjournment or postponement thereof.

3.4 No Violation; Required Filings and Consents. Assuming the adoption and approval of this Agreement by the Company Stockholders and except (a) for filings, permits, authorizations, consents and approvals, and for the termination or expiration, as applicable, of any applicable waiting periods, as may be required under, and other applicable requirements of the Exchange Act, the Securities Act, the HSR Act and other Regulatory Laws, and state securities or state “Blue Sky” laws, (b) for filing of the Certificate of Merger, and (c) as otherwise set forth in Section 3.4 of the Company Disclosure Schedule, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or the compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Organizational Documents of the Company, (ii) require the Company or any of its Subsidiaries to make any filing with, give any notice to, or obtain any permit, authorization, consent or approval of, any Governmental Authority, (iii) (A) require the Company or any of its Subsidiaries to give any notice to, or obtain any consent from, any Person under, or (B) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, modification, cancellation or acceleration) under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Company or any of its Subsidiaries are a party or by which the Company or any of its Subsidiaries or any of its or their properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries or any of its or their properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches, defaults or rights of termination, modification, cancellation or acceleration that, individually or in the aggregate, would not (A) prevent or materially delay consummation of the Merger, (B) otherwise prevent or materially delay performance by the Company of its material obligations under this Agreement, or (C) have a Company Material Adverse Effect.

3.5 SEC Filings; Controls and Procedures.

(a) Since January 1, 2008, the Company has filed, or furnished as applicable, all forms, reports, registrations, statements, and other documents, together with any amendments required to be made with respect thereto, that were and are required to be filed or furnished by it with the SEC, including, but not limited to, Forms 10-K, Forms 10-Q and Forms 8-K, pursuant to the Exchange Act and the Securities Act (the “Company SEC Reports”). The Company SEC Reports are publicly available on the SEC’s EDGAR system. The Company SEC Reports (i) were filed or furnished on a timely basis, (ii) at the time filed or furnished, were in compliance as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (iii) did not at the time they were filed or furnished contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports. As of the date hereof, the Company has not received written notice that any of the Company SEC Reports is the subject of ongoing SEC review.

(b) The Company: (i) maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; and (C) access to assets is permitted only in accordance with management’s general or specific authorization; (ii) has implemented and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosure; and (iii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company Board, (A) any significant deficiencies and material weaknesses of which Company has knowledge in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(c) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

3.6 Financial Statements.

(a) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained in the Company SEC Reports at the time filed (the “Company Financial Statements”) (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and at the dates involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC for filings on Form 10-Q under the Exchange Act), and (ii) fairly presented, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated statement of operations, cash flows and changes in stockholders’ equity for the periods indicated, except that the unaudited interim financial statements were subject to normal year-end adjustments which were not material in amount or effect. The consolidated balance sheet of the Company as of February 28, 2010 included in the Company’s Form 10-K filed on April 30, 2010 is referred to herein as the “Company Balance Sheet.”

(b) Section 3.6(b) of the Company Disclosure Schedule sets forth the principal amount of all outstanding Indebtedness of the Company for borrowed money as of the date hereof.

3.7 Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (whether accrued, absolute,

contingent or otherwise) that would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, other than liabilities or obligations (a) set forth in the Company Balance Sheet, (b) incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet, (c) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement, or (d) that have not had, individually or in the aggregate, a Company Material Adverse Effect.

3.8 Absence of Certain Changes or Events.

(a) During the period beginning on the date of the Company Balance Sheet and ending on the date of this Agreement:

(i) the Company and each of its Subsidiaries have conducted their respective business in the ordinary course consistent with past practice in all respects, except as would not, individually or in the aggregate, have a Company Material Adverse Effect;

(ii) the Company and its Subsidiaries have not sustained any material loss with respect to their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance);

(iii) there has not been any split, combination or reclassification of any of the Company’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Common Stock or dividend or distribution of any kind declared, set aside, paid or made by the Company on the Company Common Stock; and

(iv) neither the Company nor any of its Subsidiaries has, (A) granted any Company Personnel any increase in compensation, except in the ordinary course of business consistent with past practice or as was required under employment agreements in effect as of the date hereof, (B) granted any Company Personnel any right to receive any severance, retention, change of control, termination or similar compensation or benefits or increased therein, (C) adopted any new Company Plan (including any stock option, stock benefit or stock purchase plan) or any amendment or modification of any existing Company Plan, except as required by Law, (D) accelerated the vesting of any compensation (including equity-based awards) for the benefit of any Company Personnel or granted or amended any award under any Company Plan to any Company Personnel (including the grant of any equity or equity-based or related compensation), other than in the ordinary course of business consistent with past practice, or (E) agreed to extend, or enter into, any new or modified collective bargaining agreement.

(b) Since the date of the Company Balance Sheet, there has not been any Change that would, individually or in the aggregate, have a Company Material Adverse Effect.

3.9 Broker’s Fees. Neither the Company nor any of its officers, directors, employees, or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement (including the Merger), except for fees and commissions incurred in connection with the engagement of the financial advisors set forth in Section 3.9 of the Company Disclosure Schedule and for legal, accounting and other professional fees payable in connection with the Merger, all of which will be payable by the Company.

3.10 Legal Proceedings. (a) As of the date hereof, there is no suit, claim, action, arbitration, known investigation of a Governmental Authority, or alternative dispute resolution action or any other judicial, administrative or arbitral proceeding (any of the foregoing, an “Action”) pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries, and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order of any Governmental Authority, which, in the case of (a) or (b), (i) would, individually or in the aggregate, (A) prevent or materially delay the consummation of the Merger, or (B) otherwise prevent or materially delay performance by the Company of any of its material obligations under this Agreement, or (ii) would have, individually or in the aggregate, a Company Material Adverse Effect.

3.11 Permits; Compliance with Applicable Laws. The Company and its Subsidiaries are and have been since January 1, 2008 in compliance with the terms of, all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their respective businesses as currently conducted (the “Company Governmental Approvals”), and no suspension or cancellation of any Company Governmental Approvals is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that have not had, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are and have been since January 1, 2008 in compliance with all applicable Laws, except for any noncompliance that has not had, individually or in the aggregate, a Company Material Adverse Effect.

3.12 Taxes and Tax Returns.

(a) Each of the Company and its Subsidiaries and each affiliated, combined, consolidated or unitary group of which the Company or any such Subsidiary is or has been a member (a “Company Group”) has timely filed (or has caused to be timely filed on its behalf) all Tax Returns required to be filed by it in the manner prescribed by applicable Laws and all such Tax Returns were true, complete and correct in all material respects. All Taxes due by the Company and the Subsidiaries and each Company Group (in each case, whether or not shown or required to be shown on any Tax Return) have been timely paid in full. The accruals and reserves for Taxes (rather than any reserve for deferred Taxes established to reflect timing difference between book and Tax income) reflected in the most recent financial statements contained in the Company SEC Reports filed prior to the date hereof (rather than any notes thereto) are adequate to cover all unpaid Taxes of the Company and its Subsidiaries and each Company Group for all taxable periods and portions thereof through the date of such financial statements and such reserves for Taxes as adjusted for operations and transactions and the passage of time through the Effective Time in accordance with past custom and practice of the Company and its Subsidiaries are adequate to cover all unpaid Taxes of the Company and its Subsidiaries accruing through the Effective Time.

(b) The Company and its Subsidiaries have withheld and paid over all Taxes required to have been withheld and paid over and complied in all material respects with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, consultant, creditor, independent contractor or other third party. There are no Encumbrances on any of the assets, rights or properties of the Company or any Subsidiary with respect to Taxes, other than Encumbrances for Taxes not yet due and payable.

(c) No audit of the Tax Returns or other examination of the Company, any Subsidiary of the Company or any Company Group is pending or, to the Company’s Knowledge, threatened. No deficiencies have been asserted against the Company or any of its Subsidiaries as a result of examinations by any state, local, federal or foreign Taxing Authority. Each deficiency resulting from any audit or examination relating to Taxes of the Company or any of its Subsidiaries by any Taxing Authority has been paid or is being contested in good faith and in accordance with Law and is reserved for on the Company Balance Sheet in accordance with GAAP. In the last three (3) years, no claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries, as the case may be, is or may be subject to Tax in that jurisdiction. Neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of other Tax Authorities that will be binding on the Company or any of its Subsidiaries with respect to any period following the Effective Time. Neither the Company nor any of the Subsidiaries has granted any power of attorney that is currently in force with respect to any Taxes or Tax Returns.

(d) Neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any material Tax Return which Tax Return has not yet been filed. There are no agreements, waivers of statutes of limitations, or other arrangements providing for extensions of time in respect of the assessment or collection of any unpaid Taxes against the Company or any of its Subsidiaries.

(e) The Company and each Subsidiary have disclosed on their federal income Tax returns all material positions taken therein that would reasonably be expected to, if not so disclosed, give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code. Neither the Company nor any Subsidiary has incurred, and no state of affairs exist that would reasonably be expected to result in the Company incurring any penalty under Section 6662(e) of the Code. Neither the Company nor any of its Subsidiaries has been a party to or participated in any way in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (including without limitation, any “listed transaction”) or any confidential corporate Tax shelter within the meaning of Treasury Regulation Section 1.6111-2, nor has any Tax

item or any Tax strategy that has been derived from or related to any such transaction been reflected in any Tax Return of the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has been a member of any affiliated, combined, consolidated or unitary group other than the group of which the Company is the parent. None of the Company or any of its Subsidiaries has any liability for, or any indemnification or reimbursement obligation with respect to, Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision under foreign, state or local Law), (ii) as transferee or successor, (iii) by agreement, or (iv) otherwise. Neither the Company nor any of its Subsidiaries is a party to any Tax sharing agreement, Tax indemnity obligation or similar agreement, or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing Authority).

(g) In the last five (5) years, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock that purported or intended to qualifying in whole or in part under Section 355 of the Code.

(h) The statutes of limitations for the federal income Tax Returns of the Company and the Subsidiaries (including any Company Group) have expired or otherwise have been closed for all Taxable periods ending on or before February 28, 2005.

(i) Neither the Company nor any of its Subsidiaries has agreed to or is required to make any adjustment under Code Section 481(a) or Section 482 (or an analogous provision of state, local or foreign Law) by reason of a change in accounting method or otherwise. Neither the Company nor any of its Subsidiaries will be required to include in income, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Effective Time as a result of any (i) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) intercompany transactions occurring at or prior to the Effective Time or any excess loss account in existence at Effective Time described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law); or (iii) open transaction or installment disposition made on or prior to the Effective Time.

(j) The Company has not been a United States real property holding corporation at any time during the last five (5) years (as defined in Section 897(c)(2) of the Code).

(k) Neither the Company nor any of its Subsidiaries is or has been subject to material Tax in any jurisdiction other than its country of incorporation or organization by virtue of having a permanent establishment or other place of business or a source of income in that country.

(l) Other than as a result of the Merger, neither the Company nor any of its Subsidiaries is subject to any limitation on the use of its Tax attributes under Sections 382, 383, 384 or 1502 of the Code, including under Treasury Regulation Section 1.1502-15 or -21 (regarding separate return limitation years) or any comparable provisions of state, local or foreign Tax Law.

(m) The Company has made available to Parent true, correct and complete copies of (i) all Tax Returns of the Company, its Subsidiaries and any Company Group (which if properly prepared would result in income Tax or any material amount of other Tax) for all taxable periods for which the statute of limitations remains open; and (ii) all revenue agents’ reports and other similar reports relating to the audit and examination of the Tax Returns of the Company, any Subsidiary of the Company or any Company Group for all taxable periods for which the statute of limitations remains open.

(n) Neither the Company nor any of its Subsidiaries has any interest in nor are any of them subject to any joint venture, partnership, or limited liability company or other arrangement or agreement that is treated as partnership for federal income tax purposes. Neither the Company nor any of its Subsidiaries is a successor to any other Person by way of merger, liquidation, reorganization or similar transaction.

(o) The Company will not be required to make any disclosure of an uncertain tax position pursuant to FASB Interpretation No. 48 (Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109) with respect to any taxable year ending on or before the Effective Time.

3.13 Employee Benefit Programs.

(a) Company Pension Plans, Company Benefit Plans and Company Other Plans shall be referred to individually as a “Company Plan” and collectively as “Company Plans”.

(b) The Company has made available to Parent true, correct and complete copies of: (i) all material documents embodying each Company Plan, including all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each such plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA and/or the Code in connection with each Company Plan; (iv) if a Company Plan is funded, the most recent annual and periodic accounting of each such Company Plan’s assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Plan; (vi) the most recent IRS determination, opinion, notification and advisory letters, as applicable; (vii) all material communications to any Company Personnel relating to any Company Plan and any proposed Company Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules, or other events which would result in any material liability to the Company; (viii) all correspondence to or from any Governmental Authority relating to any Company Plan including top-hat notices filed with the DOL and filings with the Pension Benefit Guaranty Corporation; and (ix) the three (3) most recent plan years discrimination tests for each Company Plan.

(c) None of the Company, any of its Subsidiaries or any other ERISA Affiliate contributes to or maintains (or is obligated to contribute to or maintain), and none of the Company, any of its Subsidiaries or any other ERISA Affiliate will incur any material liability under, any “employee pension benefit plan” (the “Company Pension Plans”), as such term is defined in Section 3(2) of ERISA, “employee welfare benefit plan” (the “Company Benefit Plans”), as such term is defined in Section 3(1) of ERISA, employment, retention, severance, change of control, or similar agreement, contract or policy, stock option plan, restricted stock plan, stock purchase plan, deferred compensation plan, bonus or incentive plan, or other material employee benefit plan, program or arrangement for Company Personnel (collectively, the “Company Other Plans”).

(d) Each of the Company Plans which is maintained or contributed to by the Company or any of its Subsidiaries has been and is administered in material compliance with its terms and has been and is in material compliance with the applicable provisions of ERISA (including, but not limited to, the funding and prohibited transactions provisions thereof), the Code and other applicable Law. Each Company Plan described in Section 3.13 of the Company Disclosure Schedule can be amended, terminated or otherwise discontinued by the Company or Parent (as of and after the Effective Time) without material liability to the Company, Parent or any Affiliate thereof (other than ordinary administration expenses and run-outs on any self-insured or self-funded arrangements, and other than pursuant to a collective bargaining agreement).

(e) No Company Pension Plan is or was at any time within the last six (6) years subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code, and neither the Company nor any ERISA Affiliate is subject to any material liability under Title IV or Part 3 of Title I of ERISA. No Company Pension Plan is or was at any time within the last six (6) years a multiemployer plan as described in Section 3(37) of ERISA and Section 414(f) of the Code, or a multiple employer plan as described in Section 4063(a) of ERISA and Section 413 of the Code, and neither the Company nor any ERISA Affiliate has ever within the last six (6) years contributed or had an obligation to contribute to any such plan. Each of the Company Pension Plans that is intended to be a qualified plan within the meaning of Section 401(a) of the Code has received a favorable determination and/or opinion letter from the IRS which was issued within the current remedial amendment period (or for which a timely request is currently pending with the IRS) and, to the Company’s Knowledge, nothing has occurred that could reasonably be expected to cause the loss or denial of such tax-favored status.

(f) Neither the Company nor any of its Subsidiaries provides or has agreed to provide health or any other non-pension coverage or benefits to any Company

Personnel after his/her employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or state health continuation Laws).

(g) No lawsuits, governmental administrative proceedings or written claims (other than routine claims for benefits) to, or by, any Person or Governmental Authority have been filed, are pending, or to the Company’s Knowledge, threatened with respect to any Company Plan concerning any matter that would reasonably be expected to result in any material liability to Parent (after the Effective Time), the Company, any ERISA Affiliate or any Company Plan. There is no written correspondence between the Company, any of its Subsidiaries or any other ERISA Affiliate, on the one hand, and any Governmental Authority, on the other hand, related to any Company Plan concerning any matter that would reasonably be expected to result in any material liability to Parent, the Company, the Surviving Corporation or any Company Plan.

(h) Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or upon the occurrence of any additional or subsequent events, constitute an event that will or may result in any payment, acceleration of payment, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Personnel.

(i) There is no voluntary employees’ beneficiary association within the meaning of Sections 501(c)(9) and 505 of the Code maintained with respect to any Company Benefit Plan. No Company Benefit Plan is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. No Company Benefit Plan that provides post-retirement medical coverage has unfunded material liabilities that will not be offset by insurance or accrued on the Company Balance Sheet.

3.14 Labor and Employment Matters.

(a) Other than normal accruals of wages during regular payroll cycles, there are no material arrearages in the payment of wages. To the Company’s Knowledge, as of the date hereof, (i) there are no material Actions pending, scheduled, or to the Company’s Knowledge threatened, by any Governmental Authority pertaining to the labor or employment practices of the Company or any of its Subsidiaries, (ii) no written complaints or charges relating to labor or employment practices of the Company or any of its Subsidiaries have been made to any Governmental Authority, and (iii) no written complaints relating to the labor or employment practices of the Company have been made to the Company or any of its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract or agreement with a labor union or labor organization. Neither the Company nor any of its Subsidiaries is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization nor is there pending or threatened, any labor strike, dispute or lockout involving the Company or any of its Subsidiaries. To the Company’s Knowledge, neither the Company nor any of its

Subsidiaries has engaged in any unfair labor practice with respect to any Persons employed by or otherwise performing services primarily for the Company or any of its Subsidiaries.

(c) Since January 1, 2008, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act, as amended (the “WARN Act”)), affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any state, local or foreign Law or regulation similar to the WARN Act.

3.15 Material Contracts.

(a) For purposes of this Agreement, a “Company Contract” shall mean any of the following agreements to which the Company or any of its Subsidiaries is a party to or is bound:

(i) any agreement that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) any agreement that is not terminable for convenience by the Company or its Subsidiary upon not more than 30 days’ notice at no charge, that (A) purports to restrain or limit the ability of the Company or any of its Affiliates to compete or engage in any line of business or the localities in which the Company or any of its Affiliates may conduct business, (B) provides for exclusivity by the Company or any of its Affiliates with respect to any products or services sold or purchased by the Company or any of its Affiliates, (C) extends “most favored nation” or similar pricing to any Person, or (D) provides for the non-solicitation of any Person;

(iii) any agreement that requires, or would reasonably be expected to result in, any payment by the Company or its Subsidiaries in excess of $1,000,000 in the Company’s fiscal year ending February 28, 2011 or any subsequent fiscal year or which requires, or would reasonably be expected to result in, any payment to the Company or its Subsidiaries in excess of $1,000,000 in the Company’s fiscal year ending February 28, 2011 or any subsequent fiscal year;

(iv) any agreement relating to Indebtedness owed by the Company or any of its Subsidiaries to third parties;

(v) any agreement relating to the acquisition or disposition, directly or indirectly, of any business (whether by merger, sale of stock, sale of assets or otherwise) under which the Company or any of its Subsidiaries has continuing material obligations;

(vi) any agreement with an executive officer of the Company, other than agreements under which the Company and its Subsidiaries have no further liabilities or obligations and no continuing rights;

(vii) any agreement of indemnification or any guaranty of a material obligation by the Company or any of its Subsidiaries of a third party, other than any agreement entered into in connection with the sale or license by or to the Company or any of its Subsidiaries of products or services in the ordinary course of business;

(viii) any material agreement with any Governmental Authority providing for the purchase of the Company’s products by such Governmental Authority;

(ix) any agreement set forth in clauses (i), (iii), (iv) or (vi) above or clause (xiii) below containing any “change in control” or similar provisions with respect to the Company or any of its Subsidiaries;

(x) any collective bargaining agreements (including memoranda of understanding or extension agreements);

(xi) any agreement with any beneficial owner of more than 5% of the outstanding Company Common Stock;

(xii) any settlement agreement which materially affects the conduct of the Company’s or any of its Subsidiaries’ businesses;

(xiii) any other agreement that is material to the Company and its Subsidiaries, taken as a whole; and

(xiv) any agreement that by its terms would prohibit or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(b) Section 3.15(b) of the Company Disclosure Schedule lists each Company Contract in existence on the date hereof. The Company has previously made available to Parent true, complete and correct copies of each Company Contract in existence on the date hereof. All of the Company Contracts are valid and binding on the Company or its Subsidiary, as the case may be, and, to the Company’s Knowledge, each other party thereto, and are in full force and effect, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity. Neither the Company nor any of its Subsidiaries has, and to the Company’s Knowledge, none of the other parties thereto have, violated in any material respect any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a material default under the provisions of any Company Contract and neither the Company nor any of its Subsidiaries has received written notice of any of the foregoing.

3.16 Properties; Operating Equipment.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property owned by the Company and each of its Subsidiaries (collectively, the “Owned Real Property”). The Company or each of its Subsidiaries, as applicable, holds fee simple title to the Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances.

(b) Section 3.16(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property leased, subleased or licensed by the Company or its Subsidiaries (collectively “Leased Real Property”) and the location of the Leased Real Property. Neither the Company nor any of its Subsidiaries has, and to the Company’s Knowledge, none of the other parties thereto have, violated in any material respect any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a material default under the provisions of any lease agreement relating to the Leased Real Property (the “Company Leases”) and neither the Company nor any of its Subsidiaries has received notice of any of the foregoing. Each of the Company Leases is in full force and effect and is enforceable against the Company or its Subsidiaries, as the case may be, and, to the Company’s Knowledge, against each other party thereto, in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity. Neither the Company nor any of its Subsidiaries leases, subleases or licenses any real property to any Person other than the Company and its Subsidiaries.

(c) All plants, facilities and operating equipment owned or leased by the Company or any of its Subsidiaries are in a state of repair so as to be adequate for their current and intended uses, except where the failure to be in such state of repair would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.17 Environmental Matters.

(a) Since January 1, 2008, there have been no Environmental Claims or Actions pending seeking to impose, or that are reasonably likely to result in the imposition of, on the Company or any of its Subsidiaries, any material liability or obligation arising under any lease or sublease, or under any foreign, local, state or federal Environmental Laws. Neither the Company nor any of its Subsidiaries is, or has been, subject to any agreement, Order, letter or memorandum by or with any Governmental Authority or third party imposing any material liability or obligation with respect to the foregoing.

(b) To the Company’s Knowledge, the Company has made available to Parent all material studies, assessments, reports, data, results of investigations or audits, analyses and test results in the possession, custody or control of the Company or any of its Subsidiaries relating to (i) compliance with Environmental Laws on, under or about any of the properties or assets owned, leased or operated by any of the Company and its Subsidiaries and (ii) any Hazardous Substances Released on, under, about or from, any of the properties, assets and businesses of the Company or any of its Subsidiaries.

(c) There are no actions, activities, circumstances, conditions, events or incidents, including the Release of any Hazardous Substance, that would be reasonably likely to form the basis of any material Environmental Claim against the Company or any of its Subsidiaries or against any Person whose liability for such Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of Law.

3.18 State Takeover Laws. The Company Board has approved this Agreement and the Voting Agreement and has taken all other requisite action necessary to exempt Parent and Merger Sub, this Agreement, the Voting Agreement, the Merger, and any of the transactions contemplated hereby or thereby from the restrictions on business combinations set forth in Article Fourteenth of the Company’s Certificate of Incorporation. True, correct and complete copies of all resolutions of the Company Board reflecting such actions have been made available to Parent. No other state takeover statutes (including Section 203 of the DGCL) or provisions of the Company’s or any of its Subsidiaries’ Organizational Documents, are applicable to this Agreement, the Merger, the Voting Agreement or the transactions contemplated hereby or thereby.

3.19 Intellectual Property.

(a) Section 3.19(a) of the Company Disclosure Schedule sets forth a correct and complete list of all registered trademarks and registered service marks, trademark and service mark applications, copyright registrations and applications for copyright registration, patents and patent applications and domain name registrations currently owned by the Company and its Subsidiaries (collectively, the “Scheduled Intellectual Property”). All registrations for the Scheduled Intellectual Property are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect. There are no actual or, to the Company’s Knowledge, threatened opposition proceedings, reexamination proceedings, cancellation proceedings, interference proceedings or other similar actions challenging the validity or ownership by the Company or its Subsidiaries of any item of Intellectual Property owned by the Company and its Subsidiaries.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries own, or have a right to use pursuant to a license agreement, the Intellectual Property used in, or necessary for, the operation of the business of the Company and its Subsidiaries as currently conducted, and (ii) to the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or violate (“Infringe”) any Intellectual Property rights of any third party. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, no claim or demand has been given in writing to the Company or any Subsidiary that the operation of the business of the Company or any Subsidiary as currently conducted Infringes the Intellectual Property rights of any third party. No Encumbrances exist with respect to the Intellectual Property used in, or necessary for, the operation of the business of the Company and its Subsidiaries as currently conducted.

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, to the Knowledge of the Company, no Person is engaged in any activity that Infringes the Intellectual Property rights that are owned by the Company or any of its Subsidiaries.

(d) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable actions to maintain the confidentiality and secrecy of confidential information, trade secrets owned by the Company and its Subsidiaries under applicable Law.

3.20 Insurance. Schedule 3.20 of the Company Disclosure Schedule lists each of the insurance policies of the Company and its Subsidiaries currently in effect (the “Insurance Policies”). The Insurance Policies are in full force and effect, all premiums due and payable thereunder have been paid, neither the Company nor any of its Subsidiaries is in material default thereunder, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default of thereunder or permit termination or material modification thereof or non-coverage thereunder. Since January 1, 2008, neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination or non-coverage with respect to any such Insurance Policy of the Company or any of its Subsidiaries, other than in connection with ordinary renewals.

3.21 Opinion of Financial Advisor. The Company Board has received the opinion of Goldman, Sachs & Co., dated as of the date of this Agreement, that, as of such date and subject to the limitations and assumptions set forth therein, the Merger Consideration to be received by the Company Stockholders pursuant to this Agreement is fair, from a financial point of view, to such Company Stockholders. The Company will make available as promptly as possible after the execution of this Agreement, to Parent a true, complete and correct copy of such opinion.

3.22 Affiliated Transactions. Since February 28, 2010, there have been no agreements between the Company or any of its Subsidiaries on the one hand, and the Affiliates of the Company on the other hand (other than the Company’s Subsidiaries), that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Reports filed prior to the date hereof.

3.23 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect, to which the Company is a party or otherwise bound.

3.24 No Other Representations or Warranties. The Company acknowledges and agrees that, except as expressly set forth in Article IV, neither Parent nor Merger Sub has made any representation or warranty, express or implied, to the Company in connection with this Agreement, the Merger or any of the other transactions contemplated hereby (including any representation or warranty regarding estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Parent and its prospective business and operations).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Each of Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

4.1 Corporate Organization.

(a) Parent and Merger Sub are corporations duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate power and authority to carry on its business as now conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. For the purposes of this Agreement, “Parent Material Adverse Effect” shall mean any Change that would, or would reasonably be expected to, prevent or materially delay the consummation of the Merger or have a material adverse effect on the ability of Parent and Merger Sub to perform their respective obligations under this Agreement.

(b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Parent is the record holder and beneficial owner of all the issued and outstanding capital stock of Merger Sub free and clear of any Encumbrance. Except for obligations and liabilities incurred in connection with its incorporation and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person that would have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and perform its obligations hereunder. The adoption, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of, each of Parent and Merger Sub, subject to the adoption of this Agreement by Parent as sole stockholder of Merger Sub (which shall occur promptly after the execution and delivery of this Agreement) and the filing of the Certificate of Merger. No other corporate proceedings, including but not limited to approval by Parent’s stockholders, on the part of Parent or Merger Sub are necessary to authorize the adoption, execution, delivery and performance of this Agreement, the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and (assuming due authorization, execution and delivery by the Company), constitutes the valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

4.3 Consents and Approvals. Except for (a) filings with the SEC under the Exchange Act, (b) the filing of a Notification and Report under the HSR Act and any similar filings in foreign jurisdictions, and (c) the filing of the Certificate of Merger, none of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, or compliance by Parent and Merger Sub with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the organizational documents of Parent or Merger Sub, (ii) require either Parent or Merger Sub to make any filing with, give any notice to, or obtain any permit, authorization, consent, or approval of, any Governmental Authority, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent and Merger Sub, as the case may be, is a party or by which it or any of their respective properties or assets may be bound, or (iv) violate any Law applicable to Parent and Merger Sub or any of their respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the Merger or have a material adverse effect on the ability of Parent and Merger Sub to perform their respective obligations under this Agreement.

4.4 Legal Proceedings. There is no Action pending or, to the knowledge of Parent, threatened, against Parent or Merger Sub challenging the validity or propriety of the transactions contemplated by this Agreement, which, if adversely determined against Parent or Merger Sub, would, individually or in the aggregate, have a Parent Material Adverse Effect.

4.5 Financing. Parent has delivered to the Company true, correct and complete fully-executed copy of the commitment letter, dated as of September 15, 2010 among Parent and Banc of America Securities LLC and Banc of America Bridge LLC (the “Financing Sources”), including all exhibits, schedules, annexes and amendments to such commitment letter in effect as of the date of this Agreement (other than fee letters and engagement letters, provided, that Parent has delivered excerpts of those portions of such fee letters and engagement letters that contain any conditions to funding or “flex” provisions or other provisions (excluding provisions related solely to fees and economic terms (other than covenants) agreed to by the parties) regarding the terms and conditions of the financing to be provided thereby) (such commitment letter, including all exhibits, schedules, annexes and amendments thereto and each such fee letter and engagement letter, collectively, the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof the Financing Sources have agreed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the Financing Sources, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity. There are no conditions precedent or contingencies related to the funding of the full amount of the Financing (including pursuant to any “flex” provisions in connection therewith), other than as expressly set forth in the Commitment Letter, and as of the date of this Agreement there are no side letters or other contracts or arrangements related to the Financing other than the Commitment Letter. Assuming the accuracy of the representations and warranties set forth in Section 3.2 and Section 3.6(b) and the Company’s compliance with its obligations under Section 5.1(b) and Section 5.1(i), subject to the terms and conditions of the Commitment Letter, the net proceeds contemplated from the Financing, together with other financial resources of Parent and Merger Sub, including cash on hand and marketable securities of Parent and Merger Sub at the Effective Time, will, in the aggregate, be sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including (a) the payment of the Merger Consideration and any other amounts required to be paid pursuant to Article II, and (b) the payment of all fees and expenses and other payment obligations required to be paid or satisfied by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Financing, including any repayment or refinancing of Indebtedness as a result of the consummation of the Merger. Assuming the accuracy of the representations and warranties set forth in Article III, as of the date of this Agreement, (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of Parent or Merger Sub under the Commitment Letter or, to the knowledge of Parent and Merger Sub, any of the Financing Sources, and (ii) subject to the satisfaction of the conditions contained in Section 7.1 and Section 7.2 hereof, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing or any other funds necessary for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement will not be available to Parent at the Effective Time. Parent has fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Commitment Letter.

4.6 Ownership of Company Common Stock. Other than pursuant to the Voting Agreement, Parent (a) does not beneficially own (within the meaning of Section 13 of the Exchange Act), and shall not prior to the Effective Time beneficially own, any shares of Company Common Stock, and (b) is not a party, and shall not prior to the Effective Time become a party, to any agreement (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock.

4.7 Absence of Certain Agreements. Except as contemplated by the Voting Agreement, as of the date of this Agreement, neither Parent nor Merger Sub has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (a) pursuant to which any Company Stockholder in its capacity as such would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any Company Stockholder agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal or (b) with any member of the Company’s management or directors that relate in any way to the Company or the transactions contemplated by this Agreement.

4.8 No Other Representations or Warranties. Each of Parent and Merger Sub acknowledges and agrees that except as expressly set forth in Article III, the Company has not made any representation or warranty, express or implied, to Parent or Merger Sub in connection with this Agreement, the Merger or any of the other transactions contemplated hereby (including any representation or warranty regarding estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company, its Subsidiaries and their respective prospective businesses and operations).

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business Pending the Effective Time. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except (a) as may be required by Law, (b) to the extent Parent shall otherwise consent in writing, which consent shall not unreasonably be withheld, delayed or conditioned, and (c) as otherwise expressly required by this Agreement, the Company shall, and shall cause its Subsidiaries to, conduct its business in the ordinary course in all material respects, in substantially the same manner as heretofore conducted (including by using its commercially reasonable efforts to keep available the services of the current officers and key employees of the Company and each of its Subsidiaries). Without limiting the generality of the foregoing, except (i) as may be required by Law, (ii) to the extent Parent shall otherwise consent in writing, which consent, solely with respect to the matters in Sections 5.1(c)(i), 5.1(c)(ii), 5.1(c)(vii), 5.1(c)(viii), 5.1(e)(i), 5.1(f)(ii), 5.1(f)(iii), 5.1(g), 5.1(n) and 5.1(p) below, shall not unreasonably be withheld, delayed or conditioned, and (iii) as otherwise expressly required by this Agreement, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company agrees not to take any of the following actions (and to cause its Subsidiaries not to take such actions):

(a) amend its Organizational Documents;

(b)(i) issue, deliver, sell, pledge, transfer, dispose of or encumber any shares of capital stock or other equity or voting interests of the Company or any of its Subsidiaries or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe for, purchase or otherwise receive any such shares or interests or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock or other rights that are linked to the value of the Company Common Stock or the value of the Company or any of its Subsidiaries or any part thereof; provided, however, that none of the foregoing shall prohibit the issuance of Company Common Stock upon the exercise of Company Stock Options outstanding as of the date of this Agreement, or (ii) effect any stock split, stock combination, stock reclassification, reverse stock split, stock dividend, recapitalization or other similar transaction with respect to the Company Common Stock or capital stock or other equity interests of the Company or any of its Subsidiaries;

(c) except as set forth in Section 5.1(c) of the Company Disclosure Schedule or as required pursuant to the terms of Company Contracts in existence as of the date hereof, (i) increase any compensation or benefit payable to any Company Personnel other than, in the case of Company Personnel who are not executive officers or directors, in the ordinary course of business consistent with past practice, or enter into or amend any employment, retention or severance agreement with any Company Personnel, (ii) grant any bonuses to any Company Personnel (including grants of bonuses to new hires) other than, in the case of Company Personnel who are not executive officers or directors, in the ordinary course of business consistent with past practice, (iii) adopt any new Company Plan, (including any stock option, stock benefit or stock purchase plan) or amend or modify any existing Company Plan, (iv) accelerate the vesting of any compensation (including equity-based awards) for the benefit of any Company Personnel or grant or amend any award under any Company Plan (including the grant of any equity or equity-based or related compensation), (v) provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit, (vi) grant to any Company Personnel any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein (other than, in the case of any Company Personnel who are not executive officers or directors, the payment of cash severance or the provision of continued welfare benefits in the ordinary course of business consistent with past practice), (vii) terminate any Company Personnel other than for cause (including poor performance, misconduct or breach of company policy), or (viii) agree to extend or enter into any new or modified collective bargaining agreement;

(d)(i) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, stock or other property or any combination thereof) with respect to any shares of its capital stock or other equity or voting interests (other than dividends or distributions from a wholly-owned Subsidiary of the Company, other than Interlake Acquisition Corporation Limited, to another wholly-owned Subsidiary of the Company or to the Company) or (ii) directly or indirectly redeem, purchase or otherwise acquire any of its shares of capital stock of, or other equity or voting interest in, any of the Company or any of its Subsidiaries, or any options, warrants, calls or rights to acquire any such stock or other securities, other than in connection with Tax withholdings and exercise price settlement upon the exercise of Company Stock Options outstanding on the date of this Agreement;

(e)(i) transfer, sell, lease, sublease, license, sublicense or otherwise dispose of any material assets or properties of the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice or (ii) mortgage or pledge any material assets or properties of the Company or any of its Subsidiaries, or subject any such assets or property to any other Encumbrance (except Permitted Encumbrances);

(f) except as set forth on Section 5.1(f) of the Company Disclosure Schedule, (i) other than as permitted by Section 6.4, enter into any agreement (or amend or modify any existing agreement) that if in existence (or effective) as of the date hereof would be required to be listed on Section 3.15 of the Company Disclosure Schedule by virtue of Section 3.15(a)(ii), (a)(iv), (a)(vii), (a)(ix), (a)(xi) or (a)(xiv), (ii) except in the ordinary course of business consistent with past practice or as permitted by Section 6.4, enter into any agreement (or amend or modify any existing agreement) that, if in existence (or effective) as of the date hereof, would be required to be listed on Section 3.15 of the Company Disclosure Schedule by virtue of the subsections of Section 3.15 that are not referred to in Section 5.1(f)(i), or (iii) except in the ordinary course of business consistent with past practice, otherwise terminate any Company Contract or any Company Lease, provided, that, for purposes of clarity the termination or expiration of any Company Contract or Company Lease in accordance with its terms shall not be deemed to be a breach of this Section 5.1(f)(iii);

(g) except as set forth in the capital expenditure budget set forth on Section 5.1(g) of the Company Disclosure Schedule or, make or authorize any capital expenditures that individually, or in the aggregate, exceed $250,000 (with respect to expenditures related to non-operational emergencies) or individually, or in the aggregate, exceed $1,000,000 (with respect to expenditures related to operational emergencies);

(h) merge with, enter into a consolidation with or otherwise acquire any interest in any Person or acquire any business of any Person (or any division or line of business thereof);

(i) except as set forth on Section 5.1(i) of the Company Disclosure Schedule, (i) incur or assume any Indebtedness, except pursuant to the Company’s existing employee loan guaranty program used in connection with the relocation of Company employees; (ii) make or cancel, or waive any rights with respect to, any material loans, advances or capital contributions to, or investments in, any Person (other than to wholly-owned Subsidiaries of the Company); or (iii) pledge or otherwise encumber shares of capital stock of the Company or its Subsidiaries;

(j) change any of its methods, principles or practices of financial accounting currently in effect, except (i) as required by GAAP, Regulation S-X of the Exchange Act, or as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization), (ii) as required by a change in applicable Law or (iii) as disclosed on Schedule 5.1(j) of the Company Disclosure Schedule;

(k) except as set forth on Section 5.1(k) of the Company Disclosure Schedule, make or change any Tax election, adopt or change any Tax accounting method, or prepare or file any Tax Return, including any amended Tax Return, that is materially inconsistent with past practice or, with respect to any such Tax Return, make any material election or adopt any material method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

(l) except as set forth on Section 5.1(l) of the Company Disclosure Schedule, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim or assessment, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or file any material Tax Return or any amended Tax Return;

(m) enter into, materially amend or materially modify any agreement with any Affiliates or officers or directors of the Company;

(n) transfer or license to any Person any rights to Intellectual Property, other than in the ordinary course of business consistent with past practice;

(o) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;

(p) except as set forth on Section 5.1(p) of the Company Disclosure Schedule, commence, settle or compromise any pending or threatened Action that is material to the business of the Company and its Subsidiaries, taken as a whole, or that otherwise involves the payment by the Company or any of its Subsidiaries of an amount individually, or in the aggregate for all settlements entered into pursuant to this Section 5.1(p), in excess of $250,000 (excluding any amounts that may be paid under existing insurance policies);

(q) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company) in excess of $250,000 in the aggregate; or

(r) authorize any of, or commit, resolve, offer or agree to take any of, the foregoing actions or any other action inconsistent with the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Proxy Statement.

(a) As promptly as practicable after the date of this Agreement (and in any event within twenty-five (25) Business Days after the date hereof, unless Parent otherwise consents to an extension, such consent not to be unreasonably withheld, conditioned or delayed), the Company shall prepare and cause to be filed with the SEC a preliminary proxy statement relating to the Company Stockholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”). The Company agrees that, assuming Parent’s compliance with the last sentence of this Section 6.1(a), at the date of mailing to the Company Stockholders and at the time of the Company Stockholders’ Meeting, (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act, and (ii) none of the information supplied by the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstance under which they were made, not misleading. Parent and Merger Sub shall furnish to the Company all information reasonably requested in connection with the preparation of the Proxy Statement, and each of Parent and Merger Sub agree that, at the date of mailing to the Company Stockholders and at the time of the Company Stockholders’ Meeting, none of the information supplied by Parent or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statements of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC or its staff with respect to the Proxy Statement. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, or for other information, shall consult with Parent and Merger Sub prior to responding to any such comments or requests or filing any amendment or supplement to the Proxy Statement, and shall provide Parent and Merger Sub with copies of all correspondence between the Company and its Representatives on the one hand and the SEC and its staff on the other hand. The Company will use reasonable best efforts to cause the Proxy Statement to be cleared by the SEC as promptly as practicable after filing and cause the Proxy Statement to be mailed to the Company Stockholders as promptly as practicable following the clearance of the Proxy Statement by the SEC (or expiration of the applicable period for comments). If any party hereto becomes aware of any information that, pursuant to the Exchange Act, should be disclosed in an amendment or supplement to the Proxy Statement, then the party that discovers such information shall promptly inform the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, if required by Law, disseminate such amendment or supplement to the Company Stockholders.

(c) Notwithstanding anything to the contrary stated above, prior to filing and mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC or its staff with respect thereto, the Company shall provide Parent and its Representatives a reasonable opportunity to review and comment on such Proxy Statement or response and shall discuss with Parent and include in such Proxy Statement or response, comments reasonably and promptly proposed by Parent and its Representatives.

6.2 Company Stockholders’ Meeting.

(a) Subject to the terms and conditions of this Agreement and in accordance with applicable Law and the Company’s Organizational Documents, the Company shall call, give notice of, convene and hold the Company Stockholders’ Meeting as soon as reasonably practicable following clearance of the Proxy Statement by the SEC (and on a date selected by the Company in consultation with Parent) for the purpose of the Company Stockholders considering and voting on a proposal to adopt and approve this Agreement; provided that the Company may postpone or adjourn the Company Stockholders’ Meeting (i) with the consent of Parent, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board reasonably determines is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Stockholders’ Meeting or (iv) if the Company has provided a written notice to Parent and Merger Sub pursuant to Section 6.4(c)(iii) hereof and the deadline contemplated by Sections 6.4(c)(iii)-(v) with respect to such notice has not expired. The foregoing sentence notwithstanding, if on a date for which the Company Stockholders’ Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company may make one or more successive postponements or adjournments of the Company Stockholders’ Meeting; provided that the Company Stockholders’ Meeting is not postponed or adjourned to a date that is later than the earlier of (x) the date that is thirty (30) days after the date for which the Company Stockholders’ Meeting was originally scheduled and (y) the date that is five (5) Business Days prior to the Outside Date.

(b) Subject to Section 6.4, the Company Board shall recommend that the Company Stockholders adopt and approve this Agreement (the “Company Recommendation”) and the Company shall use its reasonable best efforts to solicit such approval and adoption by the Company Stockholders, including inclusion of the Company Recommendation in the Proxy Statement. Notwithstanding any Change of Recommendation, unless this Agreement has been terminated pursuant to and in accordance with Article VIII, this Agreement shall be submitted to the Company Stockholders for the purpose of obtaining the Company Stockholders’ Approval. Without the prior written consent of Parent, the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) shall be the only matter (other than procedural matters) that the Company shall propose to be acted on by the Company Stockholders at the Company Stockholders’ Meeting.

6.3 Third Party Consents and Regulatory Approvals.

(a) Subject to the terms and conditions of this Agreement, the parties hereto will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Law to consummate the Merger as soon as practicable after the date hereof, including (i) preparing and filing, in consultation with the other party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, and filings and to obtain as promptly as reasonably practicable all consents, clearances, waivers, licenses, Orders, registrations, approvals, permits, and authorizations necessary to be obtained from any third party and/or any Governmental Authority in order to consummate the Merger or any of the other transactions contemplated by this Agreement and (ii) taking all reasonable steps as may be necessary, proper or advisable to obtain all such consents, clearances, waivers, licenses, Orders, registrations, approvals, permits and authorizations. In furtherance and not in limitation of the foregoing, each party hereto agrees (A) to make or cause to be made, in consultation and cooperation with the other and as promptly as practicable and advisable after the date hereof but in any event no later than seven (7) days after the date hereof, (y) any necessary filing of a Notification and Report Form pursuant to the HSR Act and (z) all other necessary registrations, declarations, notices and filings relating to the Merger with other Governmental Authorities under any other Regulatory Law with respect to the transactions contemplated hereby, (B) to respond to any inquiries received and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other Regulatory Law and (C) to take all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Regulatory Law as soon as practicable and not extend any waiting period under the HSR Act or any other Regulatory Law or enter into any agreement with a Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party (not to be unreasonably withheld or delayed).

(b) To the extent permissible under applicable Law, each of the parties hereto shall, in connection with the efforts referenced in Section 6.3(a) to obtain all requisite approvals, clearances and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (iii) permit the other party, or the other party’s legal counsel, to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, (iv) give the other party the opportunity to attend and participate in such meetings and conferences to the extent allowed by applicable Law or by the applicable Governmental Authority, (v) in the event one party is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending any meetings or conferences, keep the other promptly and reasonably apprised with respect thereto and (vi) cooperate in the filing of any memoranda, white papers, filings, correspondence, or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.3 as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Parent shall pay any and all filing fees in connection with any filings made under this Section 6.3.

(c) If any objections are asserted with respect to the transactions contemplated hereby under any Regulatory Law or if any Action, whether judicial or administrative, is instituted (or threatened to be instituted) by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Regulatory Law, each of the parties hereto shall use its reasonable best efforts to: (i) oppose or defend against any Action to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein); and/or (ii) take such action as reasonably necessary to overturn any action by any Government Authority or private party to block consummation of this Agreement (and the transactions contemplated herein), including by defending any Action brought by any Governmental Authority or private party in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any decree, judgment, injunction or other Order (whether temporary, preliminary or permanent) that would restrain, prevent or delay the Closing or the other transactions contemplated herein, or in order to resolve any such objections or challenge as such Governmental Authority or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated by this Agreement.

(d) Notwithstanding the foregoing, nothing in this Section 6.3 or otherwise in this Agreement shall require or be deemed to require Parent or any of its Subsidiaries to agree to or take any action that constitutes or would result in any Burdensome Condition. For purposes of this Agreement, a “Burdensome Condition” shall mean executing or carrying out agreements, submitting to Orders (including consent decrees) or taking any other action (i) providing for the license, sale or other disposition or holding separate (through the establishment of trust or otherwise) of any assets or business or categories of assets or businesses of the Company, Parent or their respective Subsidiaries or the holding separate of the capital stock of a Subsidiary of Parent (including the Surviving Corporation and its Subsidiaries) or the Company, or (ii) imposing or seeking to impose any limitation on the ability of the Company, Parent or any of their respective Subsidiaries to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of Parent, the Company or their Subsidiaries that, in the case of (i) and (ii), individually or in the aggregate, would or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, operations or results of operations (with materiality, for purposes of this provision, being measured in relation to the business, assets, liabilities, financial condition, operations and results of operations of the Company and its Subsidiaries taken as a whole) of the Company and its Subsidiaries, taken as a whole, or Parent.

6.4 No Solicitation.

(a) Except as expressly permitted by this Section 6.4, the Company agrees that neither it nor any of its Subsidiaries nor any of its or their respective Representatives shall directly or indirectly through another Person (i) initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, or provide any information or data to any Person relating to the Company or any of its Subsidiaries, or afford to any Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries in connection with, or otherwise cooperate with any Person with respect to, an Acquisition Proposal, or (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, letter of intent or agreement in principle with respect thereto or any other agreement (other than an Acceptable Confidentiality Agreement executed under the circumstances described in Section 6.4(b)) relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”). The Company and its Subsidiaries and its or their respective Representatives shall immediately cease all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and deliver a written notice to each such Person to the effect that the Company is ending discussions and negotiations with such Person with respect to any Acquisition Proposal, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries. Subject to this Section 6.4, the Company shall not terminate, waive, amend or modify any material provision of any standstill or confidentiality agreement to which it is a party that relates to a transaction of a type described in the definition of Acquisition Proposal; provided, however¸ that the Company may permit to be taken any of the actions prohibited under a standstill agreement if the Company Board determines in good faith, after consultation with its legal advisors, that failure to take such action would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law. Without limiting the generality of the foregoing, it is understood that any violation of the restrictions set forth in this Section 6.4 by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 6.4 by the Company.

(b) Notwithstanding anything to the contrary contained in Section 6.4(a), at any time prior to the time the Company Stockholders’ Approval is obtained, if the Company receives a bona fide written Acquisition Proposal from any Person (which Acquisition Proposal did not result from a material breach of this Section 6.4), (x) the Company may send a written communication to such Person, in form and substance reasonably satisfactory to Parent, asking such Person to clarify specified terms and conditions thereof, (y) the Company and its Representatives may provide information in response to a request therefor by such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement, provided that all such information has previously been made available to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such Person, and (z) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person, in the case of clauses (y) and (z), if and to the extent that prior to taking any action (i) the Company Board determines in good faith after consultation with outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (ii) the Company Board determines in good faith based on the information then available and after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal.

(c) Except as set forth in this Section 6.4(c), the Company Board shall not withhold, withdraw, qualify or modify, or publicly propose or resolve to withhold, withdraw, qualify or modify in a manner adverse to Parent, the Company Recommendation with respect to the Merger or fail to include the Company Recommendation in the Proxy Statement (any of the foregoing, a “Change of Recommendation”), or adopt, approve or recommend or otherwise declare advisable (publicly or otherwise), or propose to adopt, approve or recommend (publicly or otherwise), an Acquisition Proposal, or cause or permit the Company to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholders’ Approval is obtained, the Company Board may (x) if an event, fact, development, circumstance or occurrence unrelated to an Acquisition Proposal that affects the business, assets or operations of the Company or its Subsidiaries that was not known to the Company as of the date hereof (or, if known, the consequences of which are not known to or reasonably foreseen by the Company Board as of the date hereof) becomes known by the Company Board after the date hereof and prior to the time that the Company Stockholders’ Approval is obtained, effect a Change of Recommendation, or (y) if the Company receives an Acquisition Proposal that the Company Board concludes in good faith after consultation with an outside financial advisor and outside legal counsel, constitutes a Superior Proposal, approve or recommend such Superior Proposal and terminate this Agreement in accordance with Section 8.1(h), and in the case of either of clause (x) or (y), if, and only if:

(i) the Acquisition Proposal did not result from a material breach by the Company of this Section 6.4;

(ii) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law;

(iii) the Company shall have provided prior written notice to Parent and Merger Sub, at least three (3) Business Days in advance, that it will effect a Change of Recommendation or terminate this Agreement pursuant to Section 8.1(h), as applicable, which notice shall specify the basis for the Change of Recommendation or termination and, in the case of a Superior Proposal, the identity of the party making such Superior Proposal, the material terms thereof and the most current drafts of any agreements or other term sheets relating thereto;

(iv) after providing such notice and prior to effecting such Change of Recommendation or taking action to terminate this Agreement pursuant to Section 8.1(h), the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to effect a Change of Recommendation or take action to terminate this Agreement pursuant to Section 8.1(h); and

(v) the Company Board shall have considered in good faith any changes to this Agreement that may be offered in writing by Parent no later than 5:00 PM Eastern time on the third Business Day of such three (3) Business Day period in a manner that would form a binding contract if accepted by the Company and, in the case of a Superior Proposal, shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect; provided that in the event of any material revisions to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.4 (including Section 6.4(c)) with respect to such new written notice.

(d) Nothing in this Section 6.4 shall be deemed to prohibit the Company or the Company Board or any committee thereof from complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders), or making any “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the Company Stockholders), provided that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed for all purposes of this Agreement to be a Change of Recommendation unless the Company Board expressly publicly reaffirms the Company Recommendation in such communications.

(e) The Company agrees that it will promptly (and, in any event, within two (2) days) notify Parent in writing if any proposals or offers with respect to an Acquisition Proposal or any request for information or inquiry that could reasonably be expected to result in an Acquisition Proposal are received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives indicating, in connection with such notice, the identity of the Person or group of Persons making such offer, proposal, request or inquiry, the material terms and conditions of any proposals, offers, requests or inquiries, and including with such notice, copies of any written proposal, or offer, request or other communication, and thereafter the Company shall keep Parent reasonably informed, on a reasonably current basis, of the status and terms of any such proposals, offers requests or inquiries (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified and promptly upon receipt or delivery thereof, provide Parent (or its outside counsel) with copies of all documents and other written communications relating to any such Acquisition Proposal, request or inquiry exchanged between the Company, its Subsidiaries or any of their respective Representatives, on the one hand, and the Person or group making an Acquisition Proposal or any of their Affiliates, or their respective Representatives, on the other hand.

6.5 Access to Information; Notice.

(a) From the date of this Agreement until the earlier of (i) the Effective Time or (ii) the date on which this Agreement is terminated pursuant to Section 8.1, the Company shall, and shall cause each of its Subsidiaries to, afford to the Representatives of Parent, reasonable access during normal business hours to all of its properties, books, contracts, commitments and records upon reasonable prior notice. The Company also shall, and shall cause each of its Subsidiaries to (x) provide Parent with such access to the appropriate individuals (including management personnel, attorneys, accountants and other professionals) for discussion of the Company’s business, properties, prospects and personnel as Parent or Merger Sub may reasonably request, and (y) furnish or cause to be furnished such information concerning the business, properties, operations and other aspects of the Company and it Subsidiaries as Parent or its Representatives may reasonably request. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would contravene any Law or binding agreement entered into prior to the date of this Agreement or would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege. The parties hereto will use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Nothing in this Section 6.5(a) shall expand or limit the obligations of the Company to provide information pursuant to Section 6.12.

(b) With respect to all information furnished by one party to the other party or its Representatives under this Agreement, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement.

(c) From the date of this Agreement until the earlier of the Effective Time, or the date on which this Agreement is terminated pursuant to Section 8.1, the Company, Parent and Merger Sub shall promptly provide notice of:

(i) any material breach of any covenant or obligation of the notifying party under this Agreement; and

(ii) the discovery by the notifying party of any event, condition, fact or circumstance that would cause any representation or warranty made by such party in this Agreement to be untrue such that the conditions set forth in Section 7.2(a) or 7.3(a) would not be satisfied.

(d) No information received by a party pursuant to this Section 6.5 or otherwise shall operate as a waiver with respect to or otherwise affect any representation, warranty, covenant or agreement made or given by any other party in this Agreement or in any instrument delivered in connection herewith.

(e) From the date of this Agreement until the earlier of the Effective Time or the date on which this Agreement is terminated pursuant to Section 8.1, the

Company shall promptly provide notice to Parent of the commencement of any material Action against the Company or any of its Subsidiaries or related to the Company’s or its Subsidiaries’ business.

6.6 Employment and Benefit Matters.

(a) For the period commencing at the Effective Time and ending on the date that is twelve (12) months following the Closing Date, Parent agrees to cause the Surviving Corporation to provide base salary or standard hourly wage rate for each Company Personnel, excluding any employee covered by a collective bargaining agreement or otherwise represented by a labor organization, who remain employed by the Surviving Corporation or any of its Affiliates after the Closing Date (collectively, the “Company Employees”) which is no less than his or her base salary or standard hourly wage rate as in effect on the Closing Date, and to provide to Company Employees bonus opportunities that are no less favorable than the bonus opportunities provided to similarly situated employees of Parent and benefits that are in the aggregate no less favorable than the benefits in effect under the Company Plans on the date hereof. Parent shall, and shall cause the Surviving Corporation to, treat, and cause the applicable benefit plans in which Company Employees are entitled to participate to treat, the service of Company Employees with the Company or any Subsidiary of the Company attributable to any period before the Closing Date as service rendered to Parent, the Surviving Corporation or any Subsidiary of Parent for purposes of eligibility to participate, vesting, vacation, paid time off, seniority rights and applicability of minimum waiting periods for participation; provided, however, such service shall be excluded for purposes of benefit accrual (including minimum pension amount), eligibility for early retirement under any defined benefit pension plan of Parent, eligibility for retiree welfare benefit plans, or as would otherwise result in a duplication of coverage or benefits; and provided further, nothing herein shall obligate Parent or Surviving Corporation to provide coverage under a defined benefit pension plan to any Company Personnel. Without limiting the foregoing, Parent shall cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any health plan of Parent to be waived with respect to Company Employees and their eligible dependents, to the extent waived or satisfied under the corresponding plan in which Company Employees participated immediately prior to the Closing Date and any deductibles paid by Company Employees under any of the Company’s or its Subsidiaries’ health plans in the plan year in which the Closing Date occurs shall be credited towards deductibles under the health plans of Parent or any Subsidiary of Parent for such plan year. Company Employees shall be considered to be employed by the Surviving Corporation and its Affiliates “at will” and nothing shall be construed to limit the ability of Parent or the Surviving Corporation or their Affiliates to terminate the employment of any such Company Employee at any time.

(b) Subject to Section 6.6(a) hereof, Parent shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans, programs or arrangements of the Company; provided, however, that Parent shall continue to maintain such employee benefit plans and programs of the Company (other than stock based plans) until the Company Employees are permitted to participate in the plans and programs of Parent or the Surviving Corporation in accordance with Section 6.6(a).

(c) The Company and its Affiliates, as applicable, each agree to terminate any and all plan(s) established or maintained pursuant to Code Section 401(k) for employees, unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain such plan(s) by providing the Company with written notice of such election at least ten (10) Business Days before the Closing Date; provided, however, that if the Company and Parent mutually agree that the termination of any such Code Section 401(k) plan in conjunction with the replacement of a 401(k) plan would violate the terms of a collective bargaining agreement, then such Code Section 401(k) plan shall not be terminated. Unless Parent provides such notice to the Company, Parent shall receive from the Company evidence that the 401(k) plan(s) of the Company and each Affiliate (as applicable) have been terminated; such evidence shall include (i) resolutions of each such entity’s Board of Directors (the form and substance of which resolutions shall be subject to review and approval of Parent) effective as of the day immediately preceding the Closing Date, (ii) such other requirements as set forth in the plan document, and (iii) such other actions as would be necessary or appropriate to effectuate the 401(k) plan termination. If a Code Section 401(k) plan is terminated in accordance with this provision, then the employees who are eligible to participate in such plan will be offered the opportunity to commence participation in a Parent 401(k) plan as soon as administratively feasible following the Closing Date subject to the terms and conditions under such Parent 401(k) plan and the terms of any applicable collective bargaining agreement.

(d) For a period of twelve (12) months following the Closing Date, Parent shall provide, or shall cause the Surviving Corporation to provide, severance benefits no less favorable than the benefits provided under the group severance plan maintained by the Company and disclosed on Section 3.13(c) of the Company Disclosure Schedule, for those participants covered under such plan as of the Closing Date. The Company has made available to Parent a true, complete and correct list of all eligible participants under the group severance plan as of the date hereof and will update such list to accurately reflect all eligible participants as of the Closing Date.

(e) Except with respect to any employees covered by a collective bargaining agreement or otherwise represented by a labor organization, or as otherwise expressly provided in this Agreement, Parent shall, and shall cause the Surviving Corporation to, continue to be obligated to perform, in accordance with their terms, all contractual rights of current and former employees of the Company, or obligations of the Company under any change-in-control plan, policy, or agreement maintained by the Company disclosed in Section 6.6(e) of the Company Disclosure Schedule (the “Change-in-Control Arrangements”). For purposes of the Change-in-Control Arrangements, Parent acknowledges that the Merger will constitute a “change-in-control” and a “change of control” of the Company. Without limiting the foregoing, Parent acknowledges and agrees that the executive officers and directors and, as applicable, employees of the Company shall be entitled to the applicable payments and benefits as set forth in such Change-in-Control Arrangements in accordance with the terms thereof. Notwithstanding the foregoing, however, no executive officer, director or employee of the Company or any of its Subsidiaries shall be a third party beneficiary of this Agreement or shall otherwise have any rights to enforce the covenants contained herein.

(f) Notwithstanding any provision in this Agreement, nothing herein is intended to or shall be construed to amend, modify or terminate any Company Plan or to affect the Company’s or Parent’s ability to amend, modify or terminate any Company Plan. Nothing herein is intended to or shall be construed to require the Company or Parent to continue the employment of any Company Employee and each Company Employee may be terminated by the Company or Parent or either of their Affiliates after the Closing Date for any reason or no reason.

(g) With respect to all employees covered by a collective bargaining agreement or otherwise represented by a labor organization, Parent and the Surviving Corporation make no commitments and shall retain all legal rights available under federal labor Laws.

6.7 Indemnification.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law, each present and former director and officer of the Company (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, Action, litigation, audit, investigation, arbitration, suit in equity or at Law, administrative, regulatory or quasi-judicial proceeding, or other proceeding of whatever kind or character before a Governmental Authority, arbitrator, mediator or similar body, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or any of its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce or interpret this provision or any other indemnification or advancement right of any Indemnified Party. The Surviving Corporation shall also advance costs and expenses (including attorneys’ fees) as incurred by any Indemnified Party within ten (10) days after receipt by the Surviving Corporation of a written request for such advance to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification (it being understood and agreed that the Surviving Corporation shall not require the posting of any bond or any other security for such undertaking).

(b) Prior to the Effective Time, Parent shall obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s and its Subsidiaries’ existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions, coverage limits and limits of liability that are not materially less favorable than the coverage provided under the Company’s existing policies in effect on the date hereof with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If Parent for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided under the Company’s existing policies as of the date hereof. Notwithstanding the foregoing, (x) in no event shall Parent or the Surviving Corporation be required to expend for any such policies pursuant to this Section 6.7(b) an annual premium or extension premium amount in excess of 300% of the annual premiums paid by the Company for such insurance as of the date hereof (which such amount is set forth on Section 6.7(b) of the Company Disclosure Schedule), and (y) if the annual premiums or extension premium of such insurance coverage exceed such amount, Parent or Surviving Corporation, as applicable, shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.7.

(d) The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e) The rights of the Indemnified Parties under this Section 6.7 shall be in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in Organizational Documents of the Company or of any Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Parent.

6.9 Publicity. Except with respect to any action taken pursuant to, and in accordance with, Section 6.4 or Article VIII, so long as this Agreement is in effect, neither Parent nor the Company shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed, except as may be required by applicable Law or the applicable rules of any stock exchange, in which event such party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other parties to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the party seeking to issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement shall not be required to provide any such review or comment to the other party in connection with any disclosure contemplated by Section 6.4 or any disclosure of Parent or Merger Sub in response thereto or in connection therewith; and provided, further, that Parent and the Company may make public statements in response to specific questions by the press, analysts or investors so long as any such statement is not inconsistent with previous public statements permitted by this Section 6.9. The parties agree that the initial press release to be issued with respect to the Merger shall be in the form agreed to by the parties.

6.10 Rule 16b-3 Actions. Parent and the Company agree that, in order to most effectively compensate and retain those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Merger, both prior to and after the Effective Time, it is desirable that such Persons not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the transactions contemplated by this Agreement, and for that compensatory and retentive purpose agree to the provisions of this Section 6.10. Promptly after the date hereof and prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of shares of Company Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

6.11 Other Actions. Subject to the terms and conditions of this Agreement, the parties hereto shall refrain (and each party shall use its reasonable best efforts to cause its Affiliates to refrain) from taking, directly or indirectly, any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement. Parent shall, promptly following execution of this Agreement, approve and adopt this Agreement in its capacity as sole stockholder of Merger Sub and deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the Organizational Documents of Merger Sub.

6.12 Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) maintain in effect the Commitment Letter, (ii) negotiate definitive agreements with respect thereto on terms and conditions contemplated by the Commitment Letter (or on terms which would not reasonably be expected to delay or prevent the Closing or make the funding of the Financing less likely to occur) and execute and deliver to the Company a copy thereof concurrently with such execution, (iii) satisfy on a timely basis all conditions in the Commitment Letter and the definitive agreements for the Financing that are within Parent’s control and comply with its obligations thereunder and (iv) enforce its rights under the Commitment Letter in the event of a breach by the Financing Sources that impedes or materially delays Closing, including seeking specific performance of the parties thereunder. In the event that all conditions to the Financing Sources’ obligations under the Commitment Letter have been satisfied or, upon funding will be satisfied, Parent and Merger Sub shall, except where Parent has available to it sufficient funding from any alternative financing, use their reasonable best efforts to cause the Financing Sources to fund on the Closing Date the Financing required to consummate the Merger and the other transactions contemplated by this Agreement (including by taking enforcement action, including seeking specific performance, to cause the Financing Sources to fund such Financing). Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter, provided that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter shall not (A) expand upon the conditions precedent to the Financing as set forth in the Commitment Letter or (B) prevent or impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement. Without limiting the obligations of Parent under this Section 6.12 with respect to the Commitment Letter, it is understood and agreed that Parent intends to seek to substitute other financing for the Financing (such as the issuance of the “Notes,” as that term is used in the Commitment Letter) and it is agreed that Parent shall have the right to substitute other debt or equity financing for all or any portion of the Financing from the same or alternative financing sources. If the Financing under the Commitment Letter becomes unavailable in an amount such that Parent and Merger Sub will not be able to satisfy their obligations under this Agreement, Parent shall use its reasonable best efforts to obtain, as promptly as reasonably practicable, alternative financing from alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement. Parent shall give the Company prompt written notice of any material breach by any party to the Commitment Letter or of any condition that would not be satisfied, in each case, of which Parent becomes aware or any termination of the Commitment Letter. Parent shall keep the Company informed on a reasonably prompt basis of the status of its efforts to arrange the Financing.

(b) The Company agrees to provide, and shall cause its Subsidiaries, and shall use its reasonable best efforts to cause each of its and their Representatives, including legal, tax and accounting, to provide, at Parent’s sole expense, all reasonable cooperation in connection with the arrangement and obtaining of the Financing or any substitute or alternative financing (collectively with the Financing, the “Definitive Financing”) as may be reasonably requested by written notice provided a reasonable time in advance to the Company by Parent (provided that such requested cooperation does not unreasonably interfere with the business or ongoing operations of the Company and its Subsidiaries), including using reasonable best efforts to (i) provide, as promptly as reasonably practicable, information relating to the Company and its Subsidiaries to the Financing Sources or the lenders and other financial institutions and investors that are or may become parties to the Definitive Financing and to any underwriters, initial purchasers and placement agents in connection with the Definitive Financing (the “Definitive Financing Sources”) (including (A) information to be used in the preparation of a customary information package regarding the business, operations, financial condition, projections and prospects of the Company and its Subsidiaries customary for financings similar to the Definitive Financing, (B) within 15 days after the end of each month, unaudited consolidated balance sheets and related statements of income, changes in equity and cash flows of the Company and its Subsidiaries, (C) no later that 20 days after the end of each fiscal quarter of Parent, updated forecasts, prepared by management of the Company, of balance sheets, income statements and cash flow statements for each period referenced in Section 2(a)(iii) of the Commitment Letter, and (D) the financial information regarding the Company and its Subsidiaries described in clauses (v) and (vi) of Annex II to the Commitment Letter) to the extent reasonably requested by Parent and/or the Definitive Financing Sources to assist in preparation of customary offering or information documents to be used for the completion of the Definitive Financing, (ii) cause its senior management and other appropriate employees of the Company to participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the Definitive Financing), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies, (iii) assist in the preparation of such documents and materials as may be reasonably required in connection with the Definitive Financing, including (A) any customary offering documents, private placement memoranda, bank information memoranda, Form 8-Ks, registration statements, prospectuses and similar documents (including historical and pro forma financial statements and information) for the Definitive Financing, and (B) materials for rating agency presentations, (iv) consent to the use of the Company’s and its Subsidiaries’ logos to the extent customary in connection with marketing the Definitive Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries, (v) execute and deliver (or use reasonable best efforts to obtain from their advisors), and cause its Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from their advisors), customary certificates (including with respect to solvency matters), accounting comfort letters (including consents of accountants for use of their reports in any materials relating to the Definitive Financing), legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the Definitive Financing as may be reasonably requested by Parent as necessary and customary in connection with the Definitive Financing, (vi) assist in the preparation of and entering into one or more credit agreements and other loan documents, underwriting or note purchase agreements, indentures or other agreements; provided, however, that no obligation of the Company or any of its Subsidiaries under any such agreements or documents shall be effective until the Effective Time, (vii) use its reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance, including using its reasonable best efforts to provide customary comfort letters to the underwriters in connection with the initial purchase of any securities in connection with the Definitive Financing and to provide customary consents to inclusion of their audit reports in registration statements of Parent, (viii) provide authorization letters to the Definitive Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Definitive Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Affiliates, (ix) use its reasonable best efforts to facilitate contact between the Definitive Financing Sources and the principal existing lenders of the Company, (x) cooperate reasonably with the Definitive Financing Sources’ due diligence investigation of the Company and its Subsidiaries, to the extent customary and reasonable and to the extent not unreasonably interfering with the business or operations of the Company, (xi) cooperate with Parent, if requested by Parent, to appoint Parent’s designees to the board of directors or similar governing bodies of the Subsidiaries of the Company, effective as of the Effective Time, for the purpose of taking corporate action related to the Definitive Financing as of the Effective Time, (xii) facilitating the pledging of collateral for the Definitive Financing, including using reasonable best efforts to take actions necessary to permit the Definitive Financing Sources to evaluate the Company’s and its Subsidiaries’ real property and current assets, cash management and accounting systems, policies and procedures for the purpose of establishing collateral arrangements and establishing, as of the Effective Time, bank and other accounts and blocked account agreements and lockbox arrangements in connection with the Definitive Financing, (xiii) using reasonable best efforts to obtain such consents, waivers, estoppels, approvals, authorizations and instruments which may be reasonably requested by Parent or Merger Sub in connection with the Definitive Financing, including customary payoff letters, lien releases, instruments of termination or discharge, legal opinions, appraisals, engineering reports, surveys, title insurance, landlord consents, waivers and access agreements, and (xiv) facilitating the consummation of the Definitive Financing, including cooperating with Parent and Merger Sub to satisfy the conditions precedent to the Definitive Financing to the extent within the control of the Company and its Subsidiaries, and taking all corporate actions, subject to the occurrence of the

Effective Time, reasonably requested by Parent or Merger Sub to permit the consummation of the Definitive Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately upon the Effective Time; provided that (A) none of the Company or any of its Subsidiaries shall be required to pay any fees (including commitment or other similar fees) or incur any other liability or expenses (unless promptly reimbursed by Parent) in connection with the Definitive Financing prior to the Effective Time, (B) nothing herein shall require such cooperation from the Company to the extent it would require the Company to waive or amend any terms of this Agreement and (C) Parent shall be responsible for the timely provision of any post-Closing pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any pro forma financial information to be delivered by the Company pursuant to this Section 6.12. Parent shall, promptly upon request by the Company, reimburse the Company for all out-of-pocket costs and expenses incurred by the Company or its Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them prior to the Effective Time in connection with the Definitive Financing or the arrangement of the Definitive Financing and any information utilized in connection therewith (other than historical information relating to the Company or its Subsidiaries), except to the extent such losses, damages, claims, costs and expenses result from the gross negligence or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives.

(c) In the event that the Commitment Letter is amended, replaced, supplemented or otherwise modified, in accordance with Section 6.12(a), or if Parent substitutes other debt or equity financing for all or a portion of the Financing, each of Parent and the Company shall comply with its covenants in Sections 6.12(a) and (b) with respect to the Commitment Letter as so amended, replaced, supplemented or otherwise modified or with respect to such other substitute financing to the same extent that Parent and the Company would have been obligated to comply with respect to the Financing.

(d) All non-public or otherwise confidential information regarding the Company obtained by Parent or its Representatives or any other Person pursuant to this Section 6.12 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such customary and reasonable information to potential syndicate members during syndication, ratings agencies and the like in connection with the Definitive Financing as contemplated by this Section 6.12, subject to customary confidentiality undertakings by such potential syndicate members.

(e) Parent and Merger Sub acknowledge and agree that the obtaining of the Definitive Financing is not a condition to Closing.

6.13 Litigation. Notwithstanding anything to the contrary set forth herein, the Company shall promptly notify Parent if it receives notice of any Action instituted or threatened against the Company or any of its directors, officers or Affiliates, including by any Company Stockholder, before any court or Governmental Authority relating to this Agreement, the Merger, or the other transactions contemplated hereby, or seeking damages or discovery in connection with such transactions. Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall give Parent the opportunity to participate in the defense and settlement of any such litigation relating to this Agreement or any of the transactions contemplated by this Agreement, and the Company shall not settle any such litigation without Parent’s prior written consent.

6.14 No Control of Other Party’s Business. Subject to the terms and conditions of this Agreement, nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control over its and its Subsidiaries’ respective operations.

6.15 Director Resignations. Prior to the Closing, the Company shall deliver to Parent resignations executed by each director of the Company in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time and which resignations shall not have been revoked.

6.16 Stock Exchange De-Listing. Parent shall use reasonable best efforts to cause the Company’s securities to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act as soon as practicable following the Effective Time.

6.17 Debt Tender Offer.

(a) As soon as reasonably practicable after the receipt by the Company of a written request by Parent (and a reasonable period of time in advance of the anticipated Closing Date, as reasonably determined by Parent), the Company shall promptly commence (or, at Parent’s choice, assist Parent or its Affiliates in a third party commencement of) (i) an offer to purchase and/or (ii) a consent solicitation with respect to all of the outstanding aggregate principal amount of the Company’s then outstanding 11.5% Senior Secured Notes due 2014 (the “Notes”) on such terms and conditions as are reasonably requested by Parent (including amendments to the terms and provisions of the Indenture as reasonably requested by Parent) (including the related consent solicitation, collectively, the “Debt Tender Offer”) (and in any event so as to accommodate Parent’s financing with respect to the Merger and the other transactions provided for herein) and Parent shall assist the Company in connection therewith. Promptly following the expiration date (as such date may be extended from time to time) of the consent solicitation, assuming the requisite consents are received, the Company shall execute, and shall use reasonable best efforts to cause the Trustee (as defined below) to execute, a supplemental indenture to the Indenture, dated June 3, 2009 (the “Indenture”), by and between the Company, the Subsidiary Guarantors party thereto (collectively, the “Issuers”) and The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Trustee”), effectuating the amendments for which consents were obtained pursuant to the Debt Tender Offer, which supplemental indenture shall become effective immediately upon the later of (i) acceptance for purchase of Notes properly tendered and not properly withdrawn in the Debt Tender Offer and (ii) the Effective Time. The Company shall provide, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offer (including engagement of a dealer manager and a depository agent with respect thereto, in each case reasonably acceptable to Parent, and delivery of any Officer’s Certificates and Opinions of Counsel (as such terms are defined in the Indenture) required under the Indenture). The Debt Tender Offer shall be conditioned on the occurrence of the Closing, and, without modifying the applicable obligations of the parties under this Section 6.17, the parties shall use reasonable best efforts to cause the Notes to be accepted for purchase and the supplemental indenture to the Indenture to become effective on the Closing Date (including by making public announcements extending the expiration date of the Debt Tender Offer as requested by Parent and by the Company otherwise complying with the time periods required by Rule 14e-l under the Exchange Act). Unless otherwise agreed by Parent, concurrent with the Effective Time, and in accordance with the terms of the Debt Tender Offer, the Company shall accept for purchase and purchase the Notes (including any premium thereon and any consent payments applicable thereto) properly tendered and not properly withdrawn in the Debt Tender Offer. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Company or any of its Subsidiaries in connection with the Debt Tender Offer and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs and expenses suffered or incurred by any of them of any type in connection with the Debt Tender Offer (except to the extent such losses, damages, claims, costs and expenses result from the willful misconduct of the Company, any of its Subsidiaries or their respective Representatives), and the foregoing obligations shall survive termination of this Agreement. Notwithstanding anything to the contrary in this Section 6.17, the Company shall not be obligated to consummate the Debt Tender Offer unless the Merger has occurred or is occurring concurrently with the consummation of the Debt Tender Offer and sufficient funds are available from the Definitive Financing or from Parent to pay all consideration for the purchase of the Notes.

(b) If the required consents have not been received in the Debt Tender Offer, or are not reasonably likely to be received, in each case, at least ten (10) Business Days prior to the Closing Date (with the number of Business Days calculated in accordance with Rule 14e-l of the Exchange Act) or if Parent determines not to request the commencement of the Debt Tender Offer, then at Parent’s written request, the Company shall, and shall cause its Subsidiaries party to the Indenture to, use reasonable best efforts to promptly take all actions necessary and required to effect the satisfaction and discharge of the Indenture and release of all “Liens” on “Collateral” (as such terms are defined in the Indenture) with respect to the Notes pursuant to Article VIII of the Indenture, which satisfaction and discharge shall be effective upon the Closing, and the Company shall concurrently with the Closing (i) give irrevocable instructions to mail a notice of redemption to holders of the Notes pursuant to Section 5.3 of the Indenture, (ii) deposit in trust all required funds or U.S. Government Obligations (as defined in the

Indenture) with respect to such satisfaction and discharge as set forth in Section 8.1(a) of the Indenture and give irrevocable instructions to the Trustee to apply the deposit toward the payment of the Notes upon redemption, (iii) pay or cause to be paid all other sums payable pursuant to the Indenture, and (iv) deliver to the Trustee such “Officer’s Certificates,” “Opinions of Counsel,” any required accountants’ certificates and “Board Resolutions” in connection with a redemption (as such terms are defined in the Indenture) in form and substance satisfactory to the Trustee as to satisfaction of all conditions precedent to such satisfaction and discharge, such redemption and as to the other matters set forth in Articles V and VIII of the Indenture; and the Company shall use reasonable best efforts to cause the Trustee to acknowledge satisfaction and discharge of the Indenture and the release of all “Liens” on the “Collateral” in writing concurrently with the Closing and the mailing of the notice of redemption to holders of the Notes pursuant to Section 5.3 of the Indenture and the deposit of all required funds or U.S. Government Obligations with respect to such satisfaction and discharge. For the avoidance of doubt, the Company shall not be obligated to make any payments or deposit any funds under this Section 6.17(b) unless the Company shall have received from Parent the amounts required to deposit with the Trustee to pay the redemption price for the Notes as required pursuant to the Indenture and pay or cause to be paid all other sums payable pursuant to the Indenture in connection therewith.

6.18 Shareholders’ Agreement. Prior to the Closing, the Company shall deliver to Parent an agreement, in the form attached as Exhibit A to the Voting Agreement, signed by the Company and Weston Presidio V, L.P.

ARTICLE VII

CONDITIONS PRECEDENT TO THE CONSUMMATION OF THE MERGER

7.1 Conditions to Each Party’s Obligations To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment (or waiver in writing if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Stockholders’ Approval. This Agreement shall have been adopted and approved by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter at the Company Stockholders’ Meeting in accordance with applicable Law and the Company’s Organizational Documents (the “Company Stockholders’ Approval”).

(b) Antitrust Approvals and Waiting Periods. The waiting period (and any extension thereof) applicable to the consummation of the Merger and the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated, and all consents under any other applicable Regulatory Law required to be obtained before Closing shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

(c) No Injunctions or Restraints; Illegality. No statute, rule, executive order or regulation shall have been enacted, issued, enforced or promulgated by any

Governmental Authority which prohibits or has the effect of making illegal the consummation of the Merger, and there shall be no order writ, ruling, judgment, decree or injunction (whether temporary, preliminary or permanent) (“Order”) of a court of competent jurisdiction in effect preventing consummation of the Merger.

7.2 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction (or waiver in writing if permissible under applicable Law), on or prior to the Closing Date, of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company contained in (A) the second and the fifth sentence of Section 3.2(a), (B) Section 3.2(b) and (C) Section 3.2(c) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such date, and except where the failure of such representations and warranties to be true and correct as of the date of this Agreement and as of the Closing Date, or such specific date, as applicable, does not result in additional aggregate consideration payable by Parent or the Surviving Corporation pursuant to Section 2.1 in excess of $200,000 in the aggregate), (ii) each of the representations and warranties of the Company contained in Section 3.1(a), Section 3.3, Section 3.8(b), Section 3.18, Section 3.21 and Section 3.23, shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such date); and (iii) each of the representations and warranties of the Company contained in this Agreement other than those specifically referred to in clauses (i) and (ii) immediately above (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”) shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, individually or in the aggregate, a Company Material Adverse Effect. Parent and Merger Sub shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent and Merger Sub shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c) FIRPTA Affidavit. Prior to the Closing on the Closing Date, the Company shall have delivered to Parent such documents, in form reasonably and substance acceptable to Parent, as are necessary for purposes of satisfying Parent’s obligations under Treas. Reg. Section 1.1445-2(c)(3) including (i) an affidavit, in accordance with Treasury Regulation Section 1.897-2(h)(2) and in a form and substance satisfactory to Parent, executed by the Company, dated as of the Closing Date, and certifying that an interest in the Company is not a U.S. real property interest within the meaning of Section 897(c) of the Code and setting forth the Company’s name, address and taxpayer identification number, and (ii) a FIRPTA Notification Letter, in form and substance satisfactory to Parent, dated as of the Closing Date and executed by the Company.

7.3 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction (or waiver in writing if permissible under applicable Law), on or prior to the Closing Date, of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub contained in Section 4.1(a) and Section 4.2 shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such date); and (ii) each of the representations and warranties of Parent and Merger Sub contained in this Agreement other than those specifically referred to in clause (i) immediately above (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect”) shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date), except where the failure to be so true and correct does not have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of Parent and Merger Sub to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of Parent and Merger Sub to such effect.

7.4 Frustration of Closing Conditions. Neither Company nor Parent may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was proximately caused by such party’s failure to perform any of its obligations under this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or, subject to the terms hereof, after the Company Stockholders’ Approval (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of the Company and Parent;

(b) by either Parent or the Company, if any applicable Law makes consummation of the Merger illegal or any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable Order or taken any other final and non-appealable Action enjoining, restraining or otherwise prohibiting the consummation of the Merger; provided that the right to terminate under this Section 8.1(b) shall not be available to any party whose breach of this Agreement (including Section 6.3 hereof) has been a proximate cause of, or resulted in the issuance of, such Order;

(c) by either Parent or the Company, if the Merger shall not have been consummated on or before January 31, 2011 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to the party whose failure to fulfill any obligation under this Agreement has been the proximate cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by Parent, in the event of a material breach by the Company of any representation, warranty, covenant or other agreement contained herein, or if a representation or warranty of the Company shall have become untrue, which in either case, (x) would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) (a “Terminating Company Breach”), and (y) is not cured (I) within thirty (30) Business Days following notice by Parent of such Terminating Company Breach or (II) any shorter period of time that remains between the date Parent provides notice of such Terminating Company Breach and the Outside Date, provided that Parent may not terminate this Agreement under this Section 8.1(d) if Parent or Merger Sub is in willful and material breach of any representation, warranty or covenant contained in this Agreement and such breach would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b);

(e) by the Company, in the event of a material breach by Parent or Merger Sub, as the case may be, of any representation, warranty, covenant or other agreement contained herein, or if a representation or warranty of Parent or Merger Sub, as the case may be, shall have become untrue, which in either case, (i) would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) (a “Terminating Parent Breach”), and (ii) is not cured (x) within thirty (30) Business Days following notice by the Company of such Terminating Parent Breach or (y) any shorter period of time that remains between the date the Company provides notice of such Terminating Parent Breach and the Outside Date, provided that the Company may not terminate this Agreement under this Section 8.1(e) if the Company is in willful and material breach of any representation, warranty or covenant contained in this Agreement and such breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b);

(f) by either Parent or the Company, if the Company Stockholders shall have failed to adopt and approve this Agreement at the Company Stockholders’ Meeting or at any adjournment or postponement thereof;

(g) by Parent if (i) the Company Board shall have made a Change of Recommendation or shall approve or recommend or otherwise declare advisable to the Company Stockholders an Acquisition Proposal, (ii) the Company Board approves, adopts or recommends or the Company or any of its Subsidiaries enters into an Alternative Acquisition Agreement, (iii) following the date any bona fide Acquisition Proposal or any material modification thereto is first publicly announced or publicly disclosed prior to the time when the Company Stockholders’ Approval is obtained, the Company fails to issue a press release that reaffirms the Company Recommendation (prior to the earlier of (x) ten (10) Business Days following Parent’s written request (which request may only be made once with respect to such Acquisition Proposal absent further material changes in such Acquisition Proposal), unless, in the case of the following clause (y), it would be inconsistent with the Company Board’s fiduciary duties to comply with such request within such time period, in which case the Company shall comply with such request as promptly as practicable consistent with the Company Board’s fiduciary duties) and (y) five (5) Business Days prior to the Company Stockholders’ Meeting, or (iv) any tender offer or exchange offer constituting an Acquisition Proposal is commenced or materially modified by any third party with respect to the outstanding Company Common Stock prior to the time at which the Company receives the Company Stockholders’ Approval, and the Company Board shall not have recommended that the Company Stockholders reject such tender offer or exchange offer and not tender their Company Common Stock into such tender offer or exchange offer within ten (10) Business Days after commencement or material modification of such tender offer or exchange offer, unless the Company has issued a press release that expressly reaffirms the Company Recommendation within such ten (10) Business Day period; or

(h) by the Company, at any time prior to the time the Company Stockholders’ Approval is obtained, if the Company Board shall have (i) approved a Superior Proposal in accordance with Section 6.4(c), (ii) the Company prior to or concurrently with such termination pays Parent in immediately available funds the Company Termination Amount, and (iii) immediately after the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i).

8.2 Effect of Termination.

(a) In the event of a termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall immediately become null and void and have no effect, and none of Parent, Merger Sub, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability or obligation of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Section 6.5(b), the provisions of Section 6.12 and Section 6.17 regarding reimbursement of expenses and indemnification, this Section 8.2 and Article IX shall survive any termination of this Agreement; provided, however, that notwithstanding the foregoing, none of Parent, Merger Sub or the Company shall be relieved or released from liability for willful and material breach of this Agreement arising prior to termination (it being understood and agreed that in circumstances where a party is obligated to consummate the Merger in accordance with the terms and conditions of this Agreement, such party’s failure to consummate the Merger shall be deemed a willful and material breach of this Agreement).

(b) In the event this Agreement is:

(i)	terminated by Parent pursuant to Section 8.1(g);

(ii)	terminated by the Company pursuant to Section 8.1(h); or

(iii)	terminated by Parent pursuant to Section 8.1(d) or by Parent or the Company pursuant to Section 8.1(f), and (A) after the date hereof and prior to such termination date, any Person shall have publicly made (whether or not conditional and whether or not withdrawn) to the Company or the Company Stockholders an Acquisition Proposal and (B) within twelve (12) months of such termination date, the Company (x) enters into a definitive agreement with respect to or consummates an Acquisition Proposal with the Person that originally made such Acquisition Proposal referred to in clause (A) or such Person’s Affiliate, or (y) consummates an Acquisition Proposal with any Person (for purposes of this Section 8.2(b)(iii) the references to “20% in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), then the Company shall make a cash payment to Parent in the amount of the Company Termination Amount.

(c) If required under this Section 8.2, the Company Termination Amount shall be paid in immediately available funds within two (2) Business Days after the date of the event giving rise to the obligation to make such payment; provided, however, that if the Company Termination Amount is payable as a result of a termination pursuant to Section 8.1(h), then the Company Termination Amount is payable prior to or concurrently with such termination. The parties acknowledge and agree that the provisions for payment of the Company Termination Amount are an integral part of the transactions contemplated by this Agreement and are included herein in order to induce Parent and Merger Sub to enter into this Agreement and to reimburse Parent and Merger Sub for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement. The parties hereby acknowledge and agree that in the event the Company Termination Amount becomes payable and is paid by the Company pursuant to Section 8.2(b), the Company Termination Amount shall be Parent and Merger Sub’s sole and exclusive remedy for damages under this Agreement.

8.3 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, at any time before or after approval of this Agreement by the Company Stockholders at the Company Stockholders’ Meeting; provided, however, that after any approval of this Agreement by the Company Stockholders, no amendment of this Agreement shall be made that by Law or in accordance with the rules of any stock exchange requires further approval by the Company Stockholders without obtaining such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after the Company Stockholders’ Approval, no extension or waiver of this Agreement or any portion thereof shall be made that by Law requires further adoption and approval by the Company Stockholders without obtaining such approval. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No provision of this Agreement requiring any party to use commercially reasonable efforts, reasonable best efforts or to act in good faith in any context shall be interpreted to require a party, as part of such party’s duty to use commercially reasonable efforts, reasonable best efforts or to act in good faith in the context in question, to waive any condition to the obligations of such party hereunder or to refrain from exercising any right or power such party may have hereunder.

ARTICLE IX

MISCELLANEOUS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Notwithstanding the foregoing, this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or relates to delivery of the Exchange Fund in full.

9.2 Expenses. Except as may otherwise be agreed to hereunder or in other writing by the parties, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

9.3 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by nationally recognized overnight courier (providing proof of delivery) or mailed by prepaid registered or certified mail (return receipt requested) or by telecopy, email or facsimile transmission (providing confirmation of transmission) addressed as follows:

(a)	If to Parent or Merger Sub, to:

Clearwater Paper Corporation

601 West Riverside Ave., Suite 1100

Spokane, WA 99201

Fax:	(509) 342-2551
Attn:	Michael S. Gadd, Vice President and General Counsel
Email:	michael.gadd@clearwaterpaper.com

with required copies to (which shall not constitute notice):

Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street

San Francisco, CA 94105

Fax:	(415) 983-1200
Attn:	Blair W. White
Justin D. Hovey
Email:	blair.white@pillsburylaw.com
justin.hovey@pillsburylaw.com

(b)	If to the Company, to:

Cellu Tissue Holdings, Inc.

1855 Lockeway Dr., Suite 501

Alpharetta, GA 30004

Fax:	(678) 393-2657
Attn:	W. Edwin Litton, General Counsel
Email:	littone@cellutissue.com

with required copies to (which shall not constitute notice):

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309-3521

Fax:	(404) 572-5100
Attn:	Alan J. Prince
Anne M. Cox
Email:	aprince@kslaw.com
acox@kslaw.com

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date received by the addressee as provided above; provided that in order for an email to constitute proper notice hereunder, such email must specifically reference this Section 9.3 and state that it is intended to constitute notice hereunder.

9.4 Interpretation. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply: (a) “either” and “or” are not exclusive and “include,” “includes” and “including” are not limiting and shall be deemed to be followed by the words “without limitation;” (b) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import refer to this Agreement as a whole, and not to any particular provision; (c) “date hereof” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if;” (e) descriptive headings, the table of defined terms and the table of contents are inserted for convenience only and do not affect in any way the meaning or interpretation hereof; (f) definitions are applicable to the singular as well as the plural forms of such terms; (g) pronouns shall include the corresponding masculine, feminine or neuter forms; (h) references to a Person are also to such Person’s permitted successors and assigns; (i) references to an “Article,” “Section,” “Exhibit,” or “Schedule” refer to an Article or Section of, or an Exhibit, or Schedule to, this Agreement; (j) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; and (k) references to a communication by a regulatory agency include a communication by the staff of such regulatory agency. For purposes of this Agreement, the Company shall not be deemed to be an Affiliate or subsidiary of Merger Sub or Parent. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

9.5 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or “PDF” transmission.

9.6 Entire Agreement. This Agreement, together with the exhibits, annexes and schedules hereto, the Voting Agreement, the Confidentiality Agreement, the Commitment Letter and any documents delivered by the parties in connection herewith, constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof.

9.7 Governing Law; Jurisdiction and Venue; WAIVER OF JURY TRIAL. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware in any Action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such Action or proceeding may be heard and determined in any such court, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any Action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any Action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. To the extent permitted by applicable Law, any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.3. Nothing in this Section 9.7, however, shall affect the right of any party to serve legal process in any other manner permitted by Law. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.8 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

9.9 Assignment; Reliance of Other Parties. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other parties and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns; provided, however, that each of Parent and Merger Sub may assign their rights and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent to the extent Merger Sub and/or Parent, as applicable, agree to remain liable for the performance of such wholly-owned Subsidiary of its obligations hereunder. Except as provided in Section 6.7 (Indemnification) hereof, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies under or by reason of this Agreement.

9.10 Time is of the Essence. Time is of the essence with respect to the performance of this Agreement.

9.11 Parent Guarantee. Parent shall cause Merger Sub to comply in all respects with each of its representations, warranties, covenants, obligations, agreements and undertakings pursuant to or otherwise in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Merger Sub of each of its covenants, obligations and undertakings pursuant to or otherwise in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement and hereby represents, acknowledges and agrees that any breach of, or other failure to perform, any such representation, warranty, covenant, obligation, agreement or undertaking of Merger Sub shall also be deemed to be a breach or failure to perform by Parent, and, subject to the terms and conditions of this Agreement, the Company or any Person authorized under Section 9.9, if applicable, shall have the right, exercisable in the Company’s or such Person’s sole discretion, to pursue any and all available remedies the Company or such Person may have arising out of any such breach or nonperformance directly against either or both of Parent and Merger Sub in the first instance.

9.12 Specific Performance. The parties hereto agree that (a) irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the specific terms hereof or were otherwise breached, and (b) the parties will be entitled to specific performance of the terms hereof in addition to any other remedy to which such party is entitled at law or in equity. Accordingly, (i) Parent and Merger Sub shall be entitled to an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement by the Company and to enforce specifically the terms and provisions of this Agreement, including, without limitation, the obligation of the Company hereunder to consummate the transactions contemplated by this Agreement (including the Merger), and (ii) the Company shall be entitled to an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including without limitation, the obligation of Parent and Merger Sub (A) to use reasonable best efforts to obtain any financing required to consummate the transactions contemplated by this Agreement (including the Merger) and (B) to consummate the transactions contemplated by this Agreement (including the Merger). For the avoidance of doubt, any party hereto may contemporaneously commence an action for specific performance and seek any other form of remedy at law or in equity that may be available for breach under this Agreement or otherwise in connection with this Agreement or the transactions contemplated hereby (including monetary damages).

9.13 No Liability.

(a) No director or officer of Parent or Merger Sub shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the Merger on behalf of Parent or Merger Sub.

(b) No director or officer of the Company or any Subsidiary shall have any personal liability whatsoever to Parent or Merger Sub under this Agreement, or any other document delivered in connection with the Merger on behalf of the Company.

9.14 Definitions. Except as otherwise provided herein or as otherwise clearly required by the context, the following terms shall have the respective meanings indicated when used in this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms that are materially no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any inquiry, indication of interest, proposal or offer for any transaction or series of related transactions involving (a) a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination, consolidation or similar transaction involving the Company or any of its Subsidiaries, (b) a sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition of assets that constitute at least 20% of the assets of the Company and its Subsidiaries, taken as a whole, (c) a purchase, tender offer, issuance, or other acquisition (including by way of merger, consolidation, stock exchange or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act) of securities representing 20% or more of the voting power of the Company or any of its Subsidiaries, or (d) any Person’s acquisition of beneficial ownership of, or the right to acquire beneficial ownership of, securities representing 20% or more of the voting power of the Company or any of its Subsidiaries; provided, however, that the term “Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement.

“Action” has the meaning ascribed thereto in Section 3.10 hereof.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise; provided, however, that for purposes of Section 3.15(a)(ii), Weston Presidio V, L.P. shall not be deemed an Affiliate of the Company.

“Agreement” has the meaning ascribed thereto in the recitals hereto.

“agreement” shall mean any contract, agreement, instrument, obligation, undertaking, lease, license, arrangement, commitment or understanding, whether written or oral, in each case that is legally binding on such Person and as it may be amended or otherwise modified from time to time.

“Alternative Acquisition Agreement” has the meaning ascribed thereto in Section 6.4(a) hereof.

“Appraisal Rights Provisions” has the meaning ascribed thereto in Section 2.3(a) hereof.

“Book-Entry Share” and “Book-Entry Shares” has the meaning ascribed thereto in Section 2.1(c) hereof.

“Burdensome Condition” has the meaning ascribed thereto in Section 6.3(d).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by Law to be closed.

“Bylaws” means the bylaws of a specified Person as in effect on the date hereof.

“Certificate” and “Certificates” has the meaning ascribed thereto in Section 2.1(c) hereof.

“Certificate of Incorporation” means the certificate of incorporation or articles of organization of a specified Person under applicable state Law as in effect on the date hereof.

“Certificate of Merger” has the meaning ascribed thereto in Section 1.2 hereof.

“Change” means any fact, circumstance, change, event, occurrence, development or effect.

“Change-in-Control Arrangements” has the meaning ascribed thereto in Section 6.6(e) hereof.

“Change of Recommendation” has the meaning ascribed thereto in Section 6.4(c) hereof.

“Closing” has the meaning ascribed thereto in Section 1.2 hereof.

“Closing Date” has the meaning ascribed thereto in Section 1.2 hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” has the meaning ascribed thereto in Section 4.5 hereof.

“Company” has the meaning ascribed thereto in the recitals hereto.

“Company Balance Sheet” has the meaning ascribed thereto in Section 3.6(a) hereof.

“Company Benefit Plans” has the meaning ascribed thereto in Section 3.13(c) hereof.

“Company Board” means the Board of Directors of the Company or any committee of such Board of Directors.

“Company Common Stock” means the shares of common stock, par value $0.01 per share, of the Company.

“Company Contract” has the meaning ascribed thereto in Section 3.15(a) hereof.

“Company Disclosure Schedule” has the meaning ascribed thereto in Article III.

“Company Employees” has the meaning ascribed thereto in Section 6.6(a) hereof.

“Company Financial Statements” has the meaning ascribed thereto in Section 3.6(a) hereof.

“Company Governmental Approvals” has the meaning ascribed thereto in Section 3.11 hereof.

“Company Group” has the meaning ascribed thereto in Section 3.12(a) hereof.

“Company Leases” has the meaning ascribed thereto in Section 3.16(b) hereof.

“Company Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial condition, operations or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that none of the following shall be deemed to be or constitute a Company Material Adverse Effect, or be taken into account when determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect:

(i) any Change resulting from or attributable to any conditions or changes generally affecting the economy, or the credit, financial or securities markets of the United States or elsewhere in the world, except to the extent such Change has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, but only to the extent of such disproportionate adverse effect as compared to such other participants;

(ii) any Change resulting from or attributable to conditions or changes in the industry in which the Company and its Subsidiaries conduct business, except to the extent such Change has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, but only to the extent of such disproportionate adverse effect as compared to such other participants;

(iii) any Change resulting from or attributable to the taking of any action specifically required by this Agreement or taken at the written request of Parent or Merger Sub made after the date hereof;

(iv) any Change resulting from or attributable to changes in Law or GAAP, except to the extent such Change has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, but only to the extent of such disproportionate adverse effect as compared to such other participants;

(v) any Change resulting from or attributable to changes in the Company’s stock price or the trading volume of Company Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to any such change, other than any of those described in clauses (i) through (iv) above or clauses (vi) through (viii) below, may be taken into account in determining whether there has been a Company Material Adverse Effect);

(vi) any Change resulting from or attributable to any failure by the Company to meet any internal or public estimates, projections, budgets, forecasts or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period ending after the date hereof (it being understood that the causes or occurrences giving rise or contributing to any such failure, other than any of those described in clauses (i) through (v)

above or clauses (vii) and (viii) below, may be taken into account in determining whether there has been a Company Material Adverse Effect);

(vii) any Change resulting from or attributable to the termination of relationships by the Company’s customers or suppliers or the delay or cancellation of orders for products, or the termination by employees of their employment with the Company or any of its Subsidiaries, in either case resulting from or attributable to the pendency or announcement of the Merger or the transactions contemplated by this Agreement; and

(viii) any Change resulting from or attributable to any act of war or terrorism or, in each case, the escalation thereof or the declaration of a national emergency or natural disasters, except to the extent such Change has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, but only to the extent of such disproportionate adverse effect as compared to such other participants.

“Company Other Plans” has the meaning ascribed thereto in Section 3.13(c) hereof.

“Company Pension Plans” has the meaning ascribed thereto in Section 3.13(c) hereof.

“Company Personnel” means any current or former director, officer or employee of the Company or any of its Subsidiaries.

“Company Plans” has the meaning ascribed thereto in Section 3.13(a) hereof.

“Company Preferred Stock” has the meaning ascribed thereto in Section 3.2(a) hereof.

“Company Recommendation” has the meaning ascribed thereto in Section 6.2(b) hereof.

“Company Restricted Stock” has the meaning ascribed thereto in Section 3.2(c) hereof.

“Company SEC Reports” has the meaning ascribed thereto in Section 3.5(a) hereof.

“Company Stockholders” means the holders of Company Common Stock.

“Company Stockholders’ Approval” has the meaning ascribed thereto in Section 7.1(a) hereof.

“Company Stockholders’ Meeting” shall have the meaning ascribed thereto in Section 3.3(a) hereof.

“Company Stock Option(s)” means options to purchase Company Common Stock issued under the Company Stock Plans.

“Company Stock Plans” means the stock plans of the Company designated as the (i) Cellu Parent Corporation 2006 Stock Option and Restricted Stock Plan, as amended, and (ii) Cellu Tissue Holdings, Inc. 2010 Equity Compensation Plan.

“Company Termination Amount” means an amount equal to $9,480,000.

“Company’s Knowledge” “knowledge of the Company” or any other phrases of similar meaning, means the actual knowledge of the individuals set forth in Section 9.14 of the Company Disclosure Schedule.

“Confidentiality Agreement” means that certain letter agreement by and between Parent and the Company, dated as of May 31, 2010.

“D&O Insurance” has the meaning ascribed thereto in Section 6.7(b) hereof.

“Debt Tender Offer” has the meaning ascribed thereto in Section 6.17(a) hereof.

“Definitive Financing” has the meaning ascribed thereto in Section 6.12(b).

“Definitive Financing Sources” has the meaning ascribed thereto in Section 6.12(b).

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Dissenting Shares” has the meaning ascribed thereto in Section 2.3(a) hereof.

“Dissenting Stockholders” shall have the meaning ascribed thereto in Section 2.3(a) hereof.

“DOJ” has the meaning ascribed thereto in Section 6.3(b) hereof.

“DOL” means the U.S. Department of Labor.

“Effective Time” has the meaning ascribed thereto in Section 1.2 hereof.

“Encumbrance” means all transfer and voting restrictions, liens, security interests, mortgages, pledges, hypothecations, easements, covenants, declarations, conditions and restrictions, defects in or clouds on title and other encumbrances of every kind and nature (including options, preemptive right, rights of first negotiation and rights of first refusal), whether arising by agreement, operation of Law or otherwise.

“Environmental Claim” means any claim, demand, suit, Action, cause of action, proceeding, investigation or notice to the Company or any of its Subsidiaries by any Person or entity alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (a) the presence, or Release into the environment, of any Hazardous Substance (as hereinafter defined) at any location, whether or not owned, leased, operated or used by the Company or its Subsidiaries, or (b) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.

“Environmental Laws” means all Laws relating to pollution, cleanup, restoration or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata and natural resources) or to human health, including Laws relating to emissions, discharges, Releases of Hazardous Substances, or otherwise relating to the manufacture, generation, processing, distribution, use, sale, treatment, receipt, storage, disposal, transport or handling of Hazardous Substances, including the Comprehensive Environmental Response, Compensation, and Liability Act and the Resource Conservation and Recovery Act.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that together with the Company would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Fund” has the meaning ascribed thereto in Section 2.2(a) hereof.

“Financing” has the meaning ascribed thereto in Section 4.5 hereof.

“Financing Sources” has the meaning ascribed thereto in Section 4.5 hereof.

“FTC” has the meaning ascribed thereto in Section 6.3(b) hereof.

“GAAP” means generally accepted accounting principles.

“Governmental Authority” means any (a) United States, foreign, federal, state, local or other government, (b) governmental commission, board, body, bureau, agency, department or other judicial, regulatory or administrative authority of any nature, including courts, tribunals and other judicial bodies, (c) any self-regulatory body or authority, and (d) any instrumentality or entity designed to act for or on behalf of the foregoing in exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Hazardous Substance” means (a) chemicals, pollutants, contaminants, wastes, toxic and hazardous substances, and oil and petroleum products, or (b) any substance, material or waste that requires investigation, removal or remediation under any applicable and relevant Environmental Law, or is defined, listed or identified as hazardous, toxic or otherwise regulated under any Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any of the following: (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of business in respect of which such Person’s liability remains contingent), (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, (d) any obligations as lessee under capitalized leases, (e) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (f) any reimbursement, payment or similar obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, (g) interest rate swap agreements, and

(h) any binding obligation of such Person (or its Subsidiaries) to guarantee any of the types of payments described in clauses (a) through (g) above on behalf of any other Person.

“Indemnified Parties” has the meaning ascribed thereto in Section 6.7(a) hereof.

“Indenture” has the meaning ascribed thereto in Section 6.17(a) hereof.

“Infringe” has the meaning ascribed thereto in Section 3.19(b) hereof.

“Insurance Policies” has the meaning ascribed thereto in Section 3.20 hereof.

“Intellectual Property” means the following and all rights arising out of or pertaining thereto: (a) patents and patent applications, provisional patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, service names, corporate names, domain names and other brand identifiers, registrations and applications for registration thereof, (c) copyrights and registrations and applications for registration thereof, and (d) confidential and proprietary information, trade secrets, and know-how.

“IRS” means the Internal Revenue Service.

“Issuers” has the meaning ascribed thereto in Section 6.17(a) hereof.

“Law” means any federal, state, local or foreign law, statute, ordinance or principle of common law, or any rule, regulation, standard, judgment, Order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.

“Leased Real Property” has the meaning ascribed thereto in Section 3.16(b) hereof.

“made available” means that such information or documentation was either (a) provided directly to Parent or Parent’s outside counsel, outside financial advisor or outside auditing firm in its capacity as Parent’s agent or advisor, (b) included in the R.R. Donnelley & Sons Co. Data Site under the project name Hydro on or before 11:59 pm (EST) on the date prior to the date hereof, or (c) filed by the Company with the SEC on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

“Merger” has the meaning ascribed thereto in the recitals hereto.

“Merger Consideration” has the meaning ascribed thereto in Section 2.1(c) hereof.

“Merger Sub” has the meaning ascribed thereto in the recitals hereto.

“Notes” has the meaning ascribed thereto in Section 6.17(a) hereof.

“Order” has the meaning ascribed thereto in Section 7.1(c) hereof.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles or certificate of formation, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any exhibits, schedules, annexes or other attachments thereto, each as amended, restated, supplemented or otherwise modified from time to time.

“Outside Date” has the meaning ascribed thereto in Section 8.1(c) hereof.

“Owned Real Property” has the meaning ascribed thereto in Section 3.16(a) hereof.

“Parent” has the meaning ascribed thereto in the recitals hereto.

“Parent Material Adverse Effect” has the meaning ascribed thereto in Section 4.1(a) hereof.

“Paying Agent” has the meaning ascribed thereto in Section 2.2(a) hereof.

“Permitted Encumbrances” means (a) Encumbrances for Taxes not yet due and payable or Taxes being contested in good faith, (b) statutory Encumbrances existing as of the Effective Time and held by any Governmental Authority that are related to obligations that are not due or delinquent, (c) Encumbrances reflected in the consolidated financial statements of the Company included in the Company SEC Reports or referenced in the Company Disclosure Schedule, (d) Encumbrances arising under any Company Contracts, (e) in the case of Leased Real Property, the terms of the Company Leases, (f) Encumbrances or imperfections of title that do not materially detract from the value or materially interfere with the use of the assets subject thereto or affected thereby, (g) Encumbrances on the landlord’s interest in the premises not caused by the Company, any Subsidiary of the Company or any of their respect agents, contractors or representatives or (h) matters disclosed on current title reports or surveys of the Owned Real Property or the Leased Real Property.

“Person” means any individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other legal entity, or any Governmental Authority or political subdivision thereof.

“Proxy Statement” has the meaning ascribed thereto in Section 6.1(a) hereof.

“Regulatory Law” means the Sherman Act, as amended, Council Regulation No. 4064/89 of the European Community, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, any Law analogous to the HSR Act or otherwise regulating antitrust or merger control matters and in each case existing in foreign jurisdictions, and all other Federal, state and foreign, if any, statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate (a) foreign investment or (b) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, or leaching into the environment.

“Representatives” means the directors, officers, employees, Affiliates, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders, consultants or representatives of the Company, Parent, Merger Sub or any of their respective Subsidiaries, as the case may be.

“Scheduled Intellectual Property” has the meaning ascribed thereto in Section 3.19(a) hereof.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholders’ Agreement” means the Shareholders’ Agreement of Cellu Tissue Holdings, Inc., dated January 27, 2010, between the Company and Weston Presidio V, L.P., a Delaware limited partnership.

“Stockholder Parties” has the meaning ascribed thereto in the recitals.

“Subsidiary” or “Subsidiaries” means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Superior Proposal” means any written, binding, bona fide Acquisition Proposal (with all references to 20% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party that (a) the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, is more favorable from a financial point of view to the Company Stockholders than the Merger, taking into account all factors deemed relevant by the Company Board in the exercise of its business judgment, (b) if debt financing is required, such third party shall have entered into binding agreements with its financing sources which commit such third party’s financing sources to materially the same extent as the Financing Sources and (c) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

“Surviving Corporation” has the meaning ascribed thereto in Section 1.1 hereof.

“Surviving Corporation Bylaws” has the meaning ascribed thereto in Section 1.4 hereof.

“Surviving Corporation Charter” has the meaning ascribed thereto in Section 1.4 hereof.

“Tax” means (a) any and all taxes, customs, duties, tariffs, imposts, charges, fees, deficiencies, assessments or levies, including, without limitation, income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes and charges, imposed by any Governmental Authority, including any interest, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such amounts; (b) all liability for the payment of any amounts of the type described in clause (a) as the result of being (or ceasing to be) a member of an affiliated, consolidated, combined or unitary group (or being included (or required to be included) in any Tax Return related thereto); and (c) all liability for the payment of any amounts as a result of an express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other person with respect to the payment of any amounts of the type described in clause (a) or clause (b).

“Tax Return” means any report, return, statement, declaration, claim for refund, information return, filing or other written information (including any related or supporting schedules, statements or information and amended returns) filed or supplied or required to be filed or supplied in connection with any Taxes, including the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Authority.

“Terminating Company Breach” has the meaning ascribed thereto in Section 8.1(d) hereof.

“Terminating Parent Breach” has the meaning ascribed thereto in Section 8.1(e) hereof.

“Transaction Committee of the Board of Directors” has the meaning ascribed thereto in the recitals hereto.

“Trustee” has the meaning ascribed thereto in Section 6.17(a) hereof.

“U.S.” means the United States of America.

“Voting Debt” has the meaning ascribed thereto in Section 3.2(a) hereof.

“Voting Agreement” has the meaning ascribed thereto in the recitals hereto.

“WARN Act” has the meaning ascribed thereto in Section 3.14(c) hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

CLEARWATER PAPER CORPORATION

By:	/s/ Gordon L. Jones
	Name:	Gordon L. Jones
	Title:	President and Chief Executive Officer

SAND DOLLAR ACQUISITION CORPORATION

By:	/s/ Gordon L. Jones
	Name:	Gordon L. Jones
	Title:	President and Chief Executive Officer

CELLU TISSUE HOLDINGS, INC.

By:	/s/ Russell C. Taylor
	Name:	Russell C. Taylor
	Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit A

Voting Agreement

Exhibit B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CELLU TISSUE HOLDINGS, INC.

FIRST: The name of the corporation is: Cellu Tissue Holdings, Inc. (the “Corporation”).

SECOND: The address of the registered office of the corporation in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) and to possess and exercise all of the powers and privileges granted by the DGCL and any other law of the State of Delaware.

FOURTH: The Corporation is authorized to issue one class of stock, to be designated “Common Stock,” with a par value of $0.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is 1,000.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon direction by statute or by this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

SIXTH: The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation, except as otherwise specifically provided therein. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws of the Corporation.

SEVENTH: The Corporation reserves the right to amend any provision contained in this Amended and Restated Certificate of Incorporation as the same may from time to time be in effect in the manner now or hereafter prescribed by law, and all rights conferred on stockholders or others hereunder are subject to such reservation.

EIGHTH:

(1) Exculpation. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of this Amended and Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any amendment, modification or repeal of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

(2) Indemnification.

(a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (hereinafter a “Proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless and advanced expenses by the Corporation, in accordance with the Bylaws of the Corporation, to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, except as may be prohibited by applicable law, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

(b) Non-Exclusivity of Rights The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute or this Amended and Restated Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

(c) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

(d) Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Section with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

(e) Amendment. Neither any amendment nor repeal of this Article EIGHTH, nor the adoption of any provision of the Corporation’s Certificate of Incorporation inconsistent with this Article EIGHTH, shall eliminate or reduce the effect of this Article EIGHTH in respect of any matter occurring, or action or proceeding accruing or arising or that, but for this Article EIGHTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Exhibit C

AMENDED AND RESTATED

BYLAWS

OF

CELLU TISSUE HOLDINGS, INC.

ARTICLE I.

STOCKHOLDERS

1.1. MEETINGS.

1.1.1. PLACE. Meetings of the stockholders shall be held at such place, if any, as may be designated by the board of directors.

1.1.2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and for other business shall be held on such date and at such time as may be fixed by the board of directors.

1.1.3. SPECIAL MEETINGS. Special meetings of the stockholders may be called at any time by the president, or the board of directors, or the holders of a majority of the outstanding shares of stock of the Company entitled to vote at the meeting.

1.1.4. QUORUM. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of stock of the Company entitled to vote on a particular matter shall constitute a quorum for the purpose of considering such matter.

1.1.5. VOTING RIGHTS. Except as otherwise provided herein, in the certificate of incorporation or by law, every stockholder shall have the right at every meeting of stockholders to one vote for every share standing in the name of such stockholder on the books of the Company which is entitled to vote at such meeting. Every stockholder may vote either in person or by proxy.

ARTICLE II.

DIRECTORS

2.1. NUMBER AND TERM. The board of directors shall have authority to determine the number of directors to constitute the board.

2.2. MEETINGS.

2.2.1. PLACE. Meetings of the board of directors shall be held at such place as may be designated by the board or in the notice of the meeting.

2.2.2. REGULAR MEETINGS. Regular meetings of the board of directors shall be held at such times as the board may designate. Notice of regular meetings need not be given.

2.2.3. SPECIAL MEETINGS. Special meetings of the board may be called by direction of the president or any two members of the board on three days’ notice to each director, either personally or by mail, telegram, facsimile transmission or other form of electronic transmission.

2.2.4. QUORUM. A majority of all the directors in office shall constitute a quorum for the transaction of business at any meeting.

2.2.5. VOTING. Except as otherwise provided herein, in the certificate of incorporation or by law, the vote of a majority of the directors present at any meeting at which a quorum is present shall constitute the act of the board of directors.

ARTICLE III.

OFFICERS

3.1. ELECTION. At its first meeting after each annual meeting of the stockholders, the board of directors shall elect a president, treasurer, secretary and such other officers as it deems advisable.

3.2. AUTHORITY, DUTIES AND COMPENSATION. The officers shall have such authority, perform such duties and serve for such compensation as may be determined by resolution of the board of directors. Except as otherwise provided by board resolution, (i) the president shall be the chief executive officer of the Company, shall have general supervision over the business and operations of the Company, may perform any act and execute any instrument for the conduct of such business and operations and shall preside at all meetings of the board and stockholders, (ii) the other officers shall have the duties customarily related to their respective offices, and (iii) any vice president, or vice presidents in the order determined by the board, shall in the absence of the president have the authority and perform the duties of the president.

ARTICLE IV.

INDEMNIFICATION

4.1. RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (as a witness or otherwise) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or, while serving as a director or an officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 4.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

4.2. RIGHT TO ADVANCEMENT OF EXPENSES. In addition to the right to indemnification conferred in Section 4.1, an indemnitee shall also have the right to be paid by the Corporation on an as-incurred basis the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law (“DGCL”) requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an unsecured undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 4.2 or otherwise. All advances hereunder shall be interest free and shall be made without regard to indemnitee’s financial ability to repay any amounts advanced.

4.3. RIGHT OF INDEMNITEE TO BRING SUIT. If a claim under Section 4.1 or 4.2 is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses), it shall be a defense that the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article IV or otherwise shall be on the Corporation.

4.4. NON-EXCLUSIVITY OF RIGHTS. The rights to indemnification and to the advancement of expenses conferred in this Article IV shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or directors or otherwise.

4.5. INSURANCE. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

4.6. INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article IV with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

4.7. NATURE OF RIGHTS. The rights conferred upon indemnitees in this Article IV shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article IV that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

ARTICLE V.

TRANSFER OF SHARE CERTIFICATES

Transfers of share certificates and the shares represented thereby shall be made on the books of the Company only by the registered holder or by duly authorized attorney. Transfers shall be made only on surrender of the share certificate or certificates.

ARTICLE VI.

AMENDMENTS

These bylaws may be amended or repealed at any regular or special meeting of the board of directors by vote of a majority of all directors in office or at any annual or special meeting of stockholders by vote of holders of a majority of the outstanding stock entitled to vote. Notice of any such annual or special meeting of stockholders shall set forth the proposed change or a summary thereof.